Exhibit 99.1

2013 Annual Report

11
Strategic Markets

110,000+
Lots Controlled

$3.3 Billion
in Total Assets

938
Employees

50+
Years of Operating Experience

WHO WE ARE

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets.* We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in select, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

*Austin, Calgary, Denver, Edmonton, Greater Los Angeles Area, Phoenix, Sacramento, San Diego, San Francisco, Greater Toronto Area, Washington D.C.

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

BUSINESS MODEL

OUR INVESTMENT STRATEGY IS TO CREATE VALUE AT EVERY STAGE OF THE LAND DEVELOPMENT CYCLE

Our expertise is in: • Land development • Master-planned communities • Mixed-use development • Building single-family and • multi-family homes • Infill projects

Brookfield Residential develops land for its own master-planned communities, sells lots to third parties and constructs homes on lots it has developed or purchased from others. We proactively manage assets and our local management teams develop homebuilding strategies appropriate for each market.

Our disciplined land entitlement process, synergistic operations and capital flexibility allow us to pursue homebuilding or land investments. Our sizable land inventory places us in the position of not having to replenish lands each year at increasing prices. Instead, we are able to optimize returns on our assets by selling lots into a supply-constrained environment. We have key parcels of land and will continue to focus on strengthening our land and homebuilding operations.

The land development business model creates value at each stage. Brookfield Residential’s geographically diverse portfolio provides the benefit of a stable Canadian market while positioning us for a continued housing recovery in the U.S.

INGENUITY / EXPERTISE / FINANCIAL PRUDENCE

BALANCE BETWEEN LAND DEVELOPMENT AND HOMEBUILDING	LARGE AND WELL-LOCATED LAND SUPPLY	UNIQUE GEOGRAPHIC BALANCE

•  Creating value at each stage of land development and homebuilding operations

•  Strong profitability and cash flow to pursue investment opportunities

•  Strong balance sheet and the financial flexibility to take advantage of growth opportunities

•  Progressive and disciplined approach allows us to strategically develop our current assets and purchase new ones to enhance our portfolio

•     Asset portfolio with 110,000+ lots controlled in supply-constrained markets

•     Well positioned to provide lots in markets where supply is tightening

•     Sell lots to third-party builders after we have created value through the entitlement and development stages

•     Build on up to 20% of the lots we produce in markets where we develop master-planned communities

•     Benefit of a stable and profitable Canadian market and well positioned for the continued U.S. housing market recovery

•     Located in dynamic and resilient markets with historically strong housing demand, barriers to entry, good employment and quality of life characteristics

•     We control raw land in markets that have barriers to entry and strategically increase asset values through the entitlement and development stages

OPERATING EXPERTISE

•	Continuity of the management team is key to building relationships with our local stakeholders and business partners. With an average of 20 years’ leadership experience and in-depth local industry knowledge, we can identify prime opportunities to attract homebuyers effectively in each of our markets.

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

BY BUILDING
BETTER PLACES TO
LIVE, WE DELIVER
RESULTS

Bridgeland - Calgary, AB

OUR MARKETS

As a large land developer and homebuilder in North America, we create value by strategically selecting markets and using diversity as the key to our success. We hold $3.3 billion in assets and control over 110,000 single family lots and lot equivalents, always looking at the big picture.

We are active in Alberta and Ontario in Canada, and in California, Texas, Arizona, Colorado and Washington D.C. in the U.S. We look for strategic real estate land development, homebuilding and mixed-use project opportunities. Our disciplined approach allows us to monetize assets in an opportunistic manner, whereby we can determine if we should sell land that we have entitled or build homes on them. Our business is locally driven and we strive to deliver exceptional quality, innovative design and achieve outstanding customer satisfaction.

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

BUILDING DIVERSITY ACROSS NORTH AMERICA

Our strategic focus remains on enhancing our market position and developing land and building homes in premier regions across North America. There has been negligible development of lots in the U.S. since 2006, however our operations have maintained the ability to bring lots to the market quickly and not rely on third-party providers or lengthening approval processes. In Canada, we are also well positioned to provide lots in markets where supplies are tightening and where we have existing entitlements. Land development is long-term, so when opportunities arise, Brookfield Residential has the ability to acquire parcels at the low point of the cycle to take advantage of improving market conditions.

Location matters. So too does exceptional quality, customer satisfaction, and award-winning design. At Brookfield Residential, we remain true to our vision of passion, integrity and community to create great places to live, and we are committed to increasing the value of each asset.

    Canada

    California

    Central & Eastern U.S.

Pie charts are based on unit counts and includes our share in unconsolidated entities as of December 31, 2013.

California

Brookfield Residential started operations in California in 1992, with development expanding into San Diego, Sacramento, Los Angeles and the San Francisco area. We bring California neighborhoods to life through master-planned communities, entry-level condominiums, resort-style townhomes, move-up single-family homes and resort-inspired luxury homes. We have also earned a number of national and local awards for design, innovation, planning and construction.

Central & Eastern U.S.

Brookfield Residential began developing in the Washington D.C. metro market in 1984, Denver in 1997, Austin in 2007 and Phoenix in 2013. We have a number of new opportunities in Austin, which is one of the top cities for growth in the United States, and offers a high quality of life and thriving cultural scene. Since entering Denver, we’ve created three master-planned communities including Brighton Crossing, Solterra and Tallyn’s Reach, which earned us an award for community design and land stewardship. A growing city, we released two new communities in the Denver area - Barefoot Lakes and Midtown. We also entered the Phoenix market through a strategic joint venture to acquire the community of Eastmark, which is expected to be a large-scale, mixed-use community.

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

MIXED-USE PROJECTS

Brookfield Residential is proud to be involved in North American mixed-use developments, including Seton and Playa Vista

Seton, Calgary, AB

Seton is located in one of the fastest growing areas of Calgary and our vision is to create a true urban district outside of the downtown core. The master plan encourages an eclectic, higher-density development by aligning all the necessary elements and setting the stage for smart growth in the future.

This 365-acre mixed-use development is one of the largest and most exciting opportunities of its kind in North America. The plan includes over 2.5 million square feet of office and retail space, a

16-acre regional park, public library, schools, 1,300 multi-family residences, an active main street, Calgary’s new South Health Campus, a hotel and recreation centre – all serviced by the future southeast LRT. *Images shown above are artist renditions

Playa Vista, Los Angeles, CA

Playa Vista is a well located, high profile, mixed-use asset on more than 65 acres of land. A fun and engaging community on the Westside of Los Angeles, Playa Vista is located on property once occupied by Howard Hughes’ runway and hangars. The community is a walkable mix of new homes, creative offices, retail and parks, making it a great place to live, work and play.

Brookfield Residential acquired the Playa Capital Company LLC, which owned approximately 2,250 units on more than 65 acres of land at Playa Vista. The purchase included the remaining residential units in Playa Vista, other ancillary assets, as well as additional infrastructure details. Already home to over 6,500 people and 3,000 homes, and now in its final phase, Playa Vista will continue to offer convenience, lifestyle and Brookfield quality.

CORPORATE RESPONSIBILITY

As a leader in land development and homebuilding with over 50 years of experience, we continue to maintain the same values that have helped us through several decades of growth and change: passion, integrity, and community. We believe in making a positive difference and have a solid understanding of who we are, what we stand for, and who we aspire to be in order to create value for our customers, employees and shareholders.

Driven by people and passion, our objective is to combine the interests of our shareholders with our own goals to create the best communities and build the best homes for future generations. This will help us become North America’s premier community and homebuilding company.

Our Approach – “Doing the Right Thing”

At Brookfield Residential, we are guided by our values, driven by our passion, and committed to doing business ethically and with integrity. We believe that corporate responsibility is about creating a legacy for future generations and adding to our triple bottom line, which includes environmental, economic and social opportunities.

Culture and People

We’re committed to creating a positive and empowering workplace for our employees as they are a key driver of our business success. We are focused on employee engagement and provide opportunities for continuous learning and professional development. We look for future leaders and team players when we hire and have been recognized as one of the best workplaces. Today, we are over 900 employees strong with growing market opportunities and an energetic culture, we’re building a bright future.

Community Engagement

Working with non-profit partners, we provide expertise and funding to transform our communities. In addition to annual corporate giving, we support local charitable and community organizations and encourage employee involvement in charitable activities by providing volunteer leave and a donations matching program. Our employees organize and participate in a number of valuable initiatives that impact our communities and inspire a culture of philanthropy.

Environmental Stewardship

We’re focused on fostering environmental stewardship through strategic and operational planning. We use practical strategies to achieve our goals, always looking for ways to reduce our impact on the environment. From designing and creating next-generation master-planned communities, building high energy and water efficient homes to building technologies and techniques for alternative urban design and infrastructure standards, we are always thinking about innovation and making informed decisions that produce environmental, economic and community benefits. By doing the right thing, we can build better homes and create better communities. We will continue to look for new ways to reduce our impact, adopting strategies, practices, and materials that keep our sustainability footprint in check. We live where we work, and like all citizens, we want our communities to be the best they can possibly be.

Our Future

With a track record of past success, we’re moving towards the future with confidence. We plan to stick with a disciplined decision-making process, which has worked for us in many economic cycles, and will remain true to our corporate values. We will continue to be an industry leader, displaying ingenuity, expertise, and financial prudence in our developments. Proactive in every part of our work, we’re always looking for the next opportunity.

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

FINANCIAL PERFORMANCE

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth. We value the planning and entitlement process, developing residential lots and commercial sites while working with industry partners who share the same vision and values.

2013 HIGHLIGHTS

As of December 31, 2013 Brookfield Residential controlled 110,817 single family lots and 263 multi-family, industrial and commercial parcel acres. Financial results highlights during fiscal 2013 included the following:

$1,356 million total revenue in 2013, up from $1,340 million in 2012

$142 million in net income, up from $93 million in 2012

Issued $500 million of unsecured senior notes (due 2022) with an interest rate of 6.125% per annum

12% increase in single family lots to 2,402 units in 2013

Closed a new U.S. revolving credit facility in the amount of $250 million with six major financial institutions

Completed $358 million of strategic land acquisitions:

- Canada $176 million
- California $128 million
- Central & Eastern U.S. $54 million

23% increase in home deliveries to 2,216 units in 2013

$442 million of backlog value, up 23% from 2012

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

LETTER TO SHAREHOLDERS

2013 was a rewarding year for Brookfield Residential as we continued to harvest what has been for many years solid and reliable income and cash flow from our Canadian operations while our U.S. operations capitalized on significantly improved housing market conditions. Our income before income tax increased 33% to $172 million; our net income attributable to Brookfield Residential increased 33% to $1.21 per diluted share; and our revenue increased to $1.36 billion. These strong results, together with the prospect of continuing improvement in our financial performance, contributed to a 35% increase in our share price during the year, which in turn, increased our market capitalization to approximately $2.8 billion.

Importantly, we achieved these results while continuing to build on our well located land asset portfolio. We completed $358 million of strategic land acquisitions during the year, split almost equally between Canada and the U.S. and increased our active housing community count from 33 to 47. At year-end we controlled over 110,000 lots, re-emphasizing our stature as one of the top asset rich land and housing companies in North America.

In 2013, we strengthened our capital position with the issuance of $500 million of senior unsecured notes, due in July 2022, with a coupon of 6.125%. Together with a new unsecured $250 million U.S. revolving credit facility, we have improved our overall liquidity levels to over $1.1 billion, including $320 million of cash on hand and reduced our net debt to capitalization rate to 43%.

Rebounding U.S. Markets

As we anticipated, the U.S. housing market continued to rebound in 2013. While there was a small bump along the road mid-year related to the Federal Reserve Bank’s bond buying tapering discussions and U.S. government shutdown, the U.S. market finished the year with new house prices up 13.7% nationwide based on the S&P/Case-Shiller index value of residential real estate across 20 metropolitan areas over a twelve month period ended November 2013.

While the pace of recovery has varied from region to region, we believe that we are extremely well positioned in our U.S. markets due to the supply constrained nature of each. We predict further home price increases in 2014, albeit at a slower pace than in 2013. It is also important to remember that due to the multiplier effect, a small increase in a house price can often translate into a larger increase in the underlying land value. As an example, a 5% increase in a house price in most of our markets can translate into a 12% to 25% increase in the underlying land value.

The strength of the U.S. market has allowed us to advance the development of several new projects, which were originally planned for 2016, into 2014. This, in conjunction with our normal growth, should see our community count number increase to 57 by the end of 2014. While we continue to evaluate large corporate initiatives as they are presented to us, we have a disciplined approach and will only enter transactions if they add strategic and accretive value to our company.

Continued Stability in Canada

Our Canadian operations remained solid in 2013 with our strong Alberta base supporting steady home and land sales. Calgary and Edmonton remain two of Canada’s most reliable housing markets with the region’s strong economic performance driving continued population growth and job creation, both of which are positive fundamentals for housing demand and pricing.

In November 2013, we entered into a contract to sell the Phase I retail of our mixed-use Seton project in Calgary. The asset being monetized has 128,000 square feet, and is 96% leased. It is under contract for C$73 million and is expected to close in the first quarter of 2014. This disposition is consistent with past practices, whereby we create value in the retail asset through lease up, then sell to a REIT or other purchaser of income properties.

We have been developing commercial properties within our master-planned communities for decades. Seton is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary, accommodating a future trade area of over 100,000 people. Our vision began years ago but came to fruition when construction began on the $1.4 billion, 45-acre South Health Campus, which opened in 2012. Seton’s development plan includes 2.5 million square feet of office and retail space, light rail transit, a regional park, a public library, high school, regional recreation facility, hotel and 1,300 multi-family residences. We are currently developing four residential master-planned communities in proximity to Seton.

Our Ontario operations continued to perform well in 2013, with over 500 homes closed. As our Ontario-based business is outside of the downtown core and is in the low-rise residential market, we did not experience the softening in prices and demand experienced in Toronto’s highrise market.

Our View Going Forward

On the overall economic front as it affects our business, we offer the following view: In the U.S., we believe there is still room, nationally, to grow both housing starts and pricing. While the tapering that has commenced will inevitably have an impact on mortgage financing, we believe that an improving employment market and consumer confidence coupled with product innovation will see housing starts and pricing in the U.S. continue to increase over the next several years.

In Canada, continued job creation should help keep Alberta’s and Ontario’s housing starts at consistent levels. While Canada has less room to move than the U.S. in terms of housing affordability, we believe a healthy job market and immigration will keep the Alberta and Ontario markets buoyant.

With respect to Brookfield Residential’s prospects going forward, we believe that we are one of the best positioned land and housing companies in North America. Our strategy of ‘going long’ on land when it was out of favour should allow us to reap the benefit of increasing land values as markets continue to improve. We have a number of disposition alternatives available to us in a rising and recovering market. Once we have entitled our land we can sell it as is, sell platted lots, sell finished lots to other homebuilders, or build our own homes on the lots.

Thanks to our sizeable land holdings within our master-planned communities, we have considerable control over product segmentation, allowing us to meet the needs of our local markets. Our strategy in 2014 will see us increase our involvement in mixed-use projects and other built forms as we address the changing needs of the consumer.

Based on current market conditions, we anticipate 2014 will see us improve on our strong 2013 performance. As stated in previous letters, provided the U.S. markets continue their recovery, we expect our U.S. operations will be as profitable as our Canadian operations by the end of 2015.

We extend our sincere thanks to all of our employees, building trade partners, consulting partners and lenders. We especially thank you, our supportive shareholders, for your confidence and support in Brookfield Residential. We are committed to continuing to reward your investment in us in the years ahead.

Thank you,

Alan Norris

President & Chief Executive Officer

February 12, 2014

BROOKFIELD RESIDENTIAL  |   2013 Annual Report

MANAGEMENT DISCUSSION AND ANALYSIS

RISK DISCLOSURE

CONSOLIDATED FINANCIAL STATEMENTS

Solterra - Denver, CO

BROOKFIELD RESIDENTIAL PROPERTIES PORTFOLIO

Our business is focused on land development and single family and multi-family homebuilding in the markets in which we operate. Our assets consist primarily of land and housing inventory and investments in unconsolidated entities. Our total assets as at December 31, 2013 were $3.3 billion.

As of December 31, 2013, we controlled 110,817 single family lots (serviced lots and future lot equivalents) and 263 multi-family, industrial and commercial serviced parcel acres. Controlled lots and acres include those we directly own and our share of those owned by unconsolidated entities. Our controlled lots and acres provide a strong foundation for our future lot and acre sales and homebuilding business, as well as visibility on our future cash flow. The number of building lots and acre parcels we control in each of our primary markets as of December 31, 2013 follows:

	Single Family Housing & Land Under and Held for Development(1)								Multi-Family, Industrial & Commercial Parcels Under Development
			Unconsolidated				Status of Lots
	Land & Housing		Entities		Total Lots		31-Dec-13		Total Acres
	Owned	Options	Owned	Options	31-Dec-13	31-Dec-12	Entitled	Unentitled	31-Dec-13	31-Dec-12
Calgary	25,869	—	2,359	—	28,228	27,792	4,978	23,250	70	73
Edmonton	16,720	—	—	—	16,720	17,083	9,708	7,012	53	63
Ontario	10,403	—	—	—	10,403	9,592	1,833	8,570	7	3

Canada	52,992	—	2,359	—	55,351	54,467	16,519	38,832	130	139

Northern California	3,937	4,950	—	—	8,887	8,411	2,170	6,717	—	—
Southern California	9,458	—	1,266	1,849	12,573	12,623	7,068	5,505	—	—
Other	194	—	45	—	239	245	239	—	—	—

California	13,589	4,950	1,311	1,849	21,699	21,279	9,477	12,222	—	—

Denver	9,904	—	—	—	9,904	10,349	9,904	—	10	10
Austin	13,458	—	—	—	13,458	13,551	5,161	8,297	—	—
Phoenix	690	—	5,317	—	6,007	—	5,721	286	105	—
Washington, D.C. Area	2,391	1,066	941	—	4,398	4,713	4,364	34	18	18

Central and Eastern U.S.	26,443	1,066	6,258	—	33,767	28,613	25,150	8,617	133	28

Total	93,024	6,016	9,928	1,849	110,817	104,359	51,146	59,671	263	167

Entitled lots	43,274	1,066	6,410	396	51,146
Unentitled lots	49,750	4,950	3,518	1,453	59,671

Total December 31, 2013	93,024	6,016	9,928	1,849	110,817

Total December 31, 2012	91,673	6,016	4,754	1,916		104,359

(1)	Land held for development will include some multi-family, industrial and commercial parcels once entitled.

Brookfield Residential Properties Inc.	1

BROOKFIELD RESIDENTIAL PROPERTIES INC.

2	2013 Annual Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report, including the letter to shareholders, contains “forward-looking statements” within the meaning of applicable Canadian securities laws and United States federal securities laws. The words “may,” “believe,” “will,” “anticipate,” “expect,” “planned,” “estimate,” “project,” “future,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Such statements reflect management’s current beliefs and are based on information currently available to management. The forward-looking statements in this annual report include, among others, statements with respect to:

•	the current business environment and outlook, including statements regarding economic and market conditions in the U.S. and Canadian housing markets, anticipated price increases in 2014, the timing and number of new community openings, growth in housing starts and pricing in the U.S., impact of the U.S. Federal Reserve’s tapering of quantitative easing on mortgage financing, continued job creation in Canada, housing starts in Alberta and Ontario, and immigration trends in Alberta and Ontario;

•	possible or assumed future results;

•	the sale of Phase I of the retail mixed-use Seton project in Calgary;

•	ability to create shareholder value;

•	business goals, strategy and growth plans, including the acquisition of land for future projects;

•	strategies for shareholder value creation;

•	the stability of home prices;

•	effect of challenging conditions on us;

•	factors affecting our competitive position within the homebuilding industry;

•	ability to generate sufficient cash flow from our assets to repay maturing bank indebtedness and project specific financings;

•	the visibility of our future cash flow;

•	social and environmental policies and risks;

•	expected backlog and closings;

•	sufficiency of our access to capital resources;

•	the impact of foreign exchange on our financial performance;

•	declines in the sales incentives we offer;

•	the timing of the effect of interest rate changes on our cash flows; and

•	the effect on our business of existing lawsuits.

Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this annual report are based upon reasonable assumptions and expectations, readers of this annual report should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Residential to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this annual report, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to:

•	The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce sales and profits, cause cancellations of home sales orders and materially negatively affect our business, results of operations and financial condition;

•	An economic downturn in Ontario or Alberta, Canada or challenging real estate markets in the United States could have a material adverse effect on our business, operating results and financial condition;

•	An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could adversely affect our ability to sell new homes and the price at which we can sell them;

Brookfield Residential Properties Inc.	3

•	If the market value of our land and housing inventories declines, our business, results of operations and financial condition could be materially adversely affected by impairments and write-downs;

•	More restrictive mortgage regulation and fewer mortgage products could adversely affect our ability to sell new homes;

•	Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire those properties;

•	Residential land development and homebuilding is a highly competitive industry, and competitive conditions may adversely affect our results of operations;

•	Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and could reduce our sales;

•	Higher cancellation rates of purchase contracts may have an adverse effect on our business, financial condition and results of operations;

•	Our business is seasonal in nature and quarterly operating results can fluctuate;

•	Our business, results of operations and financial condition could be adversely affected by significant inflation or deflation;

•	Extensive and complex regulation affecting the land development and homebuilding industry subject us to restrictions, additional costs and delays, which could limit our homebuilding or other activities or increase our expenses, which would adversely affect our business and results of operations;

•	Regulations related to the protection of the environment, health and safety subject us to additional costs and delays which could adversely affect our business and results of operations;

•	Utility and resource shortages and rate fluctuations could have an adverse effect on our operations;

•	Difficulty in obtaining or retaining qualified trades workers and other labor relations could delay or increase the cost of home construction, which would adversely affect our business and results of operations;

•	If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected;

•	Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales;

•	A lack of availability or increased cost of required materials, supplies, utilities and resources, as well as unforeseen environmental and engineering problems, could delay or increase the cost of home construction, which would adversely affect our business and results of operations;

•	We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavours;

•	Home warranty and construction defect claims may subject us to liabilities as a general contractor and other losses;

•	Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits, which could affect our business, results of operations and financial condition;

•	We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims;

•	If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected;

•	Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites;

•	Our significant levels of debt and leverage could adversely affect our financial condition;

•	Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our credit ratings;

•	An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth;

•	Changes to foreign currency exchange rates could adversely affect the value of our results of operations and financial condition;

4	2013 Annual Report

•	Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters, including cyber security incidents, which could adversely affect our business and results of operations;

•	We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business;

•	Tax law changes could make home ownership more expensive or less attractive, which could have an adverse impact on demand for and sales prices of new homes;

•	A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage;

•	If we are not able to retain our executive officers, our business and results of operations could be adversely affected;

•	Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties;

•	If our share price declines, investors in our Common Shares could lose a significant part of their investment;

•	We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to investors of companies that are not “controlled companies”;

•	Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE;

•	If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares;

•	We do not expect to pay dividends on our Common Shares in the foreseeable future;

•	Present and future offerings of debt or equity securities ranking senior to our Common Shares may adversely affect the market price of our Common Shares and dilute the value of an investment in Common Shares;

•	The number of shares available for future sale could adversely affect the market price of our Common Shares; and

•	Brookfield Asset Management continues to have significant influence over us, which could result in actions that holders of Common Shares do not believe to be in their interests or the Corporation’s interests, which may have an adverse effect on the trading prices of our Common Shares.

The forward-looking statements and information contained in this annual report are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this annual report, whether as a result of new information, future events or otherwise, except as required by law. However, any further disclosures made on related subjects in subsequent public disclosure should be consulted.

Brookfield Residential Properties Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

ABOUT THIS MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis relates to the year ended December 31, 2013, which reflects the twelve month period from January 1, 2013 to December 31, 2013, and has been prepared with an effective date of February 12, 2014. It should be read in conjunction with the annual consolidated financial statements and the related notes thereto included elsewhere in this annual report. All dollar amounts discussed herein are in U.S. dollars, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.” The financial statements referenced herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Additional information, including the Company’s annual information form, can be found on our website at www.brookfieldrp.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

OVERVIEW

Brookfield Residential Properties Inc. (unless the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and “Brookfield Residential” refer to Brookfield Residential Properties Inc. and the subsidiaries through which it conducts all of its land development and homebuilding operations) is a publicly traded North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP”.

The Company became a public company on March 31, 2011, by combining the former business of Brookfield Homes Corporation (“Brookfield Homes”) and the residential land and housing division (“BPO Residential”) of Brookfield Office Properties Inc. (“Brookfield Office Properties”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

We currently focus on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include the Washington, D.C. Area, Colorado, Texas and Arizona operations. We target these markets as we believe over the longer term they offer strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

Principal Business Activities

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of the planning and building of our master-planned communities, infill projects and mixed-use developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also develop or sell land for the construction of commercial shopping centres in our communities.

Brookfield Residential has developed a reputation for delivering first-class master-planned communities, infill projects and mixed-use developments. Master-planned communities are new home communities that typically feature community centres, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas.

Land Acquisition and Development

The residential land development and homebuilding industry involves converting raw or undeveloped land into residential housing. This process begins with the purchase or control of raw land and is followed by the entitlement and development of the land, and the marketing and sale of homes constructed on the land.

Our unique approach to land development begins with our disciplined approach to acquiring land in the path of growth in dynamic and resilient markets in North America that have barriers to entry caused by infrastructure or entitlement processes. We create value through the planning and entitlement process, developing and marketing residential lots and commercial sites and working with industry partners who share the same vision and values. We plan to continue to grow this business over time by selectively acquiring land that either enhances our existing inventory or provides attractive projects that are consistent with our overall strategy and management expertise.

These larger tracts afford us a true “master-planned” development opportunity that, following entitlement and assuming market conditions allow, creates a multi-years stream of cash flow. Master-planning is a long-term view of how each piece of land should be developed with a vision of how our customers live in each of our communities. One of our master-planned communities, McKenzie Towne in Calgary, Alberta, is the pioneer of new urbanism in Canada. It garnered international recognition after being named one of the top 26 master-planned communities in the world by the Urban Land Institute.

6	2013 Annual Report

Mixed-use development is also a focus of the Company. We have been developing commercial properties within our master-planned communities for decades. Seton, in Calgary, Alberta, is a prime example of adding value to a master plan through appropriate mixed-use planning and building on our own land. This 365-acre mixed-use development is one of the largest opportunities of its kind in North America. It sits in the centre of the fastest growing sector in Calgary accommodating a future trade area of over 100,000 people.

We may also purchase smaller infill or re-use parcels, or in some cases finished lots for housing. As a city grows and intensifies, so does its development opportunities. Inner city revitalization opportunities contribute to the strategic expansion of our business. We develop and construct homes in previously urbanized areas on underutilized land. Urban developments provide quick turnarounds from acquisition to completion, create new revenue streams, and infuse new ideas and energy into the Company.

Home Construction

We construct homes on lots that have been developed by us or that we purchase from others. Having a homebuilding operation allows us the opportunity to extract value from the land and provides us with market knowledge through our direct contact with the homebuyers. In markets where the Company has significant land holdings, homebuilding is carried out on a portion of the land in specific market segments and the balance of lots are sold to and built on by third party builders. In these markets, we generally build homes on 15% to 20% of our own land, with the remaining lots sold to third-party builders.

Outlook

We are a North American land developer and homebuilder and operate primarily in select U.S. markets and the Alberta and Ontario markets in Canada. In 2013, we continued to see improvement in the U.S. housing sector. While regional markets in the U.S. progressed at slightly different rates of recovery, supply has generally tightened and demand improved over past periods, leading to rising prices. We believe affordability remains high despite these price gains and will continue to support home ownership. We remain confident that the future in the U.S. remains positive with strong household formations continuing to drive demand.

Moving forward, we believe the U.S. housing market will continue to improve in the years ahead and the Canadian market will remain stable. We expect our Canadian operations will continue to benefit from our strong market share within the energy-focused Alberta market and the supply-constrained Ontario market will continue to be a strong contributor to our results.

Brookfield Residential Properties Inc.	7

RESULTS OF OPERATIONS

Key financial results and operating data for the year ended December 31, 2013 compared to the year ended December 31, 2012 were as follows:

	Years Ended December 31
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2013	2012
Key Financial Results
Land revenue	$373	$622
Housing revenue	983	718
Gross margin(1) ($)	375	293
Gross margin(1) (%)	28%	22%
Income before income taxes	172	129
Income tax expense	(23)	(36)
Net income attributable to Brookfield Residential	142	93
Basic income per share	$1.22	$0.92
Diluted income per share	$1.21	$0.91
Key Operating Data
Lot closings for Brookfield Residential (single family units)	2,402	2,142
Lot closings for unconsolidated entities (single family units)	239	140
Acre closings for Brookfield Residential (multi-family, industrial and commercial)	28	104
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	3	—
Average lot selling price for Brookfield Residential (single family units)	$127,000	$155,000
Average lot selling price for unconsolidated entities (single family units)	$88,000	$131,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$1,017,000	$2,619,000
Average per acre selling price for unconsolidated entities (multi-family, industrial and commercial)	$188,000	$—
Home closings for Brookfield Residential (units)	2,216	1,808
Home closings for unconsolidated entities (units)	59	74
Average home selling price for Brookfield Residential (per unit)	$444,000	$397,000
Average home selling price for unconsolidated entities (per unit)	$491,000	$415,000
Net new home orders for Brookfield Residential (units)	2,301	1,980
Net new home orders for unconsolidated entities (units)	55	77
Backlog for Brookfield Residential (units at end of year)	902	817
Backlog for unconsolidated entities (units at end of year)	13	17
Backlog value for Brookfield Residential	$442	$358
Backlog value for unconsolidated entities	$6	$7

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

8	2013 Annual Report

Segmented Information

We operate in three operating segments within North America: Canada, California and Central and Eastern U.S. Each of the Company’s segments specializes in land entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. The following table summarizes information relating to revenues, gross margin and assets by operating segment for the years ended December 31, 2013 and 2012.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Land revenue
Canada	$299	$296
California	33	293
Central and Eastern U.S	41	33

Total	$373	$622

Housing revenue
Canada	$472	$450
California	370	161
Central and Eastern U.S	141	107

Total	$983	$718

Gross margin
Canada	$256	$255
California	93	24
Central and Eastern U.S	26	14

Total	$375	$293

Lot closings (single family units)
Canada	1,393	1,381
California	358	345
Central and Eastern U.S	651	416

	2,402	2,142
Unconsolidated Entities	239	140

Total	2,641	2,282

Acre closings (multi-family, industrial and commercial)
Canada	28	82
California	—	22
Central and Eastern U.S	—	—

	28	104
Unconsolidated Entities	3	—

Total	31	104

Acre closings (raw and partially finished parcels)
Canada	219	1
California	—	438
Central and Eastern U.S	—	—

Total	219	439

Average lot selling price (single family lots)
Canada	$166,000	$165,000
California	91,000	207,000
Central and Eastern U.S	63,000	78,000

	127,000	155,000
Unconsolidated Entities	88,000	131,000

Average	$123,000	$145,000

Brookfield Residential Properties Inc.	9

	Years Ended December 31
	2013	2012
Average per acre selling price (multi-family, industrial and commercial)
Canada	$1,017,000	$828,000
California	—	9,273,000
Central and Eastern U.S	—	—

	1,017,000	2,619,000
Unconsolidated Entities	188,000	—

Average	$939,000	$2,619,000

Average per acre selling price (raw and partially finished parcels)
Canada	$182,000	$533,000
California	—	41,000
Central and Eastern U.S	—	—

Average	$182,000	$42,000

Active Land Communities
Canada	11	11
California	2	2
Central and Eastern U.S	7	7

	20	20
Unconsolidated Entities	1	1

Total	21	21

Home closings (units)
Canada	1,361	1,275
California	526	285
Central and Eastern U.S	329	248

	2,216	1,808
Unconsolidated Entities	59	74

Total	2,275	1,882

Average home selling price
Canada	$347,000	$353,000
California	703,000	565,000
Central and Eastern U.S	430,000	432,000

	444,000	397,000
Unconsolidated Entities	491,000	415,000

Average	$445,000	$398,000

Active Housing Communities
Canada	18	14
California	15	8
Central and Eastern U.S	12	9

	45	31
Unconsolidated Entities	2	2

Total	47	33

	December 31
(US$ millions)	2013	2012
Total assets
Canada	$1,290	$1,180
California	910	875
Central and Eastern U.S	781	700
Corporate and other	363	71

Total	$3,344	$2,826

For more detailed financial information with respect to our revenues, earnings and assets, please refer to the accompanying consolidated financial statements and related notes included elsewhere in this annual report.

10	2013 Annual Report

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

Net Income

Net income attributable to Brookfield Residential for the year ended December 31, 2013 was $142 million compared to $93 million for the year ended December 31, 2012.

	Years Ended December 31
(US$ millions, except per share amounts)	2013	2012
Net income attributable to Brookfield Residential	$142	$93
Basic earnings per share	$1.22	$0.92
Diluted earnings per share	$1.21	$0.91

The increase of $49 million in net income for the year ended December 31, 2013 compared to the same period in 2012 was primarily the result of a $82 million increase in gross margin, which resulted mainly from higher home closings, combined with an increase in other income of $14 million and a decrease in income tax expense of $13 million. This was partially offset by higher sales and marketing costs of $14 million, higher general and administrative expense of $23 million, change in the fair value of equity swap contracts and share based compensation of $5 million, increased interest expense of $10 million, a decrease in equity earnings from unconsolidated entities of $1 million and an increase in non-controlling interests and other interests in consolidated subsidiaries of $7 million.

A breakdown of the revenue and gross margin for the years ended December 31, 2013 and 2012 is as follows:

	Years Ended December 31
(US$ millions, except percentages)	2013	2012
Revenue
Land	$373	$622
Housing	983	718

	$1,356	$1,340

Gross Margin
Land	$173	$173
Housing	202	120

	$375	$293

Gross Margin (%)
Land	46%	28%
Housing	21%	17%

	28%	22%

Total revenue and gross margin for the year ended December 31, 2013 increased $16 million and $82 million when compared to the same period in 2012. Included in revenue and gross margin in 2012 was a concurrent land sale of 195 single family lots and 22 multi-family acre parcels for total revenue of $264 million in the Playa Vista community in California. The transaction had gross margin of $nil on the sale of these assets. The sale occurred immediately subsequent to the acquisition of Playa Capital Company LLC (“Playa Vista”), a company that was developing the master-planned community of Playa Vista located in Los Angeles, California. Refer to Note 6 in the consolidated financial statements included elsewhere in this annual report for a description of the Playa Vista transaction. Taking this into consideration, revenue increased $280 million and the adjusted gross margin percentage in 2012 was 27%. The increase in total revenue and gross margin after accounting for Playa Vista was primarily the result of increased activity in both our land and housing operations with 455 more adjusted lot closings and 408 more home closings and a higher average home selling price compared to the same period in 2012. Gross margin percentage for the year ended December 31, 2013 increased primarily as a result of higher housing margins when compared to the same period in 2012. This is primarily due to an increase in the number of home closings combined with an increase in average home selling price.

Results of Operations – Land

Land revenue totalled $373 million for the year ended December 31, 2013, a decrease of $249 million when compared to the same period in 2012. The decrease in land revenue for the year ended December 31, 2013 was due to the Playa Vista sale of 195 lots and 22 multi-family acre parcel sales in 2012 that resulted in $264 million of revenue and $nil margin. Adjusting for this transaction, land revenue increased $15 million and gross margin remained stable. The increase in revenue resulted from 455 additional adjusted lot sales and an increase in the average raw and partially finished acre selling price. Increases in gross margin resulting from higher lot sales was

Brookfield Residential Properties Inc.	11

offset by a lower average lot selling price and a decrease in higher margin commercial sales in 2013 compared to 2012. Our land revenue may vary significantly from period to period due to the nature and timing of land sales. Revenues are also affected by local product mix and market conditions, which have an impact on the selling price per lot.

A breakdown of our results from land operations for the years ended December 31, 2013 and 2012 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	2,402	2,142
Acre closings (multi-family, industrial and commercial)	28	104
Acre closings (raw and partially finished parcels)	219	439
Revenue	$373	$622
Gross margin	$173	$173
Average lot selling price (single family units)	$127,000	$155,000
Average per acre selling price (multi-family, industrial and commercial)	$1,017,000	$2,619,000
Average per acre selling price (raw and partially finished parcels)	$182,000	$42,000

A breakdown of our results from land operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012)
Lot closings (single family units)	1,393	1,381
Acre closings (multi-family, industrial and commercial)	28	82
Acre closings (raw and partially finished parcels)	219	1
Revenue	$299	$296
Gross margin	$158	$170
Average lot selling price (single family units)	$166,000	$165,000
Average per acre selling price (multi-family, industrial and commercial)	$1,017,000	$828,000
Average per acre selling price (raw and partially finished parcels)	$182,000	$533,000

Land revenue in Canada for the year ended December 31, 2013 was $299 million, an increase of $3 million when compared to the same period in 2012. The increase was the result of the mix of land sales where 218 additional raw and partially finished acres were sold in 2013 when compared to the same period in 2012. This was partially offset by 54 fewer multi-family, industrial and commercial acre sales in 2013 when compared to 2012. Gross margin decreased $12 million to $158 million when compared to 2012 as a result of lower multi-family, industrial and commercial sales in 2013, which typically have a higher gross margin.

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	358	345
Acre closings (multi-family, industrial and commercial)	—	22
Acre closings (raw and partially finished parcels)	—	438
Revenue	$33	$293
Gross margin	$12	$6
Average lot selling price (single family units)	$91,000	$207,000
Average per acre selling price (multi-family, industrial and commercial)	$—	$9,273,000
Average per acre selling price (raw and partially finished parcels)	$—	$41,000

12	2013 Annual Report

The California segment had land revenue of $33 million and gross margin of $12 million for the year ended December 31, 2013. The 2012 land operations included $264 million of revenue and $nil margin on 195 lots and 22 multi-family acre sales from Playa Vista in 2012. Adjusting for this, land revenue increased $4 million and gross margin increased $6 million when compared to the prior year. This was due to 208 additional adjusted lot sales, partially offset by a decrease in the average lot selling price. Gross margin of $6 million in 2012 is mainly the result of a 438 raw and partially finished acre sale.

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings (single family units)	651	416
Revenue	$41	$33
Gross margin	$3	$(3)
Average lot selling price (single family units)	$63,000	$78,000

For the year ended December 31, 2013, the Central and Eastern U.S. segment continued to show signs of recovery as revenue increased by $8 million and gross margin increased by $6 million. This was due to an increase of 235 lots sold, primarily in our Denver and Austin markets, partially offset by a decrease in average lot selling price related to the mix of lots sold.

Results of Operations – Housing

Housing revenue was $983 million for the year ended December 31, 2013 compared to $718 million for the same period in 2012. The increase was the result of additional home closings in all operating segments with California seeing the largest increase. Gross margin increased $82 million as a result of a 23% increase in home closings and a 12% increase in the average selling price when compared to the same period in 2012.

A breakdown of our results from housing operations for the years ended December 31, 2013 and 2012 is as follows:

Consolidated

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	2,216	1,808
Revenue	$983	$718
Gross margin	$202	$120
Average home selling price	$444,000	$397,000

A breakdown of our results from housing operations for our three operating segments is as follows:

Canada

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	1,361	1,275
Revenue	$472	$450
Gross margin	$98	$85
Average home selling price	$347,000	$353,000

Housing revenue for the year ended December 31, 2013 increased $22 million when compared to the same period in 2012. This resulted from a 7% increase in home closings, partially offset by a 2% decrease in the average home selling price for the year ended December 31, 2013 compared to the same period in 2012. The decrease in the average home selling price was attributable to product mix, particularly due to Ontario having a lower proportionate share of the increase in total home closings as our homes in Ontario have slightly higher average selling prices. As a result of increased closings partially offset by a lower average selling price, gross margin increased by $13 million for the year ended December 31, 2013 when compared to the same period in 2012.

Brookfield Residential Properties Inc.	13

California

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	526	285
Revenue	$370	$161
Gross margin	$81	$18
Average home selling price	$703,000	$565,000

Overall, our California segment had the largest improvement with $370 million of housing revenue for the year ended December 31, 2013, an increase of $209 million when compared to the same period in 2012. The increase in revenue was due to an increase of 241 home closings for the year ended December 31, 2013 compared to the same period in 2012. Gross margin increased $63 million as a result of the increase in home closings and a 24% increase in the average home selling price. This was primarily driven by 239 home closings from the San Francisco Bay Area compared to 64 home closings in the same period in 2012. In addition, homes sold in the San Francisco Bay Area have a higher average selling price when compared to our other areas within California.

Central and Eastern U.S.

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	329	248
Revenue	$141	$107
Gross margin	$23	$17
Average home selling price	$430,000	$432,000

The Central and Eastern U.S. segment continued to show increased activity, particularly in the Washington, D.C. market, which had increased home closings for the year ended December 31, 2013. In addition, 18 home closings came from the Denver market compared to nil in the same period in 2012. Housing revenue increased $34 million and gross margin increased $6 million when compared to the same period of 2012 as a result of 81 more home closings offset by a marginal decrease in the average home selling price. The decrease in the average home selling price is due to product mix of the homes closed in different communities compared to 2012.

Home Sales – Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. The type and amount of incentives will vary on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized. For the year ended December 31, 2013, incentives recognized decreased $5 million or 1% of gross revenues when compared to the same periods in 2012. The decrease was due to decreased incentives in Canada as well as from improved market conditions in the U.S.

Our incentives on homes closed by operating segment for the years ended December 31, 2013 and 2012 were as follows:

	Years Ended December 31
	2013		2012
(US$ millions, except percentages)	Incentives Recognized	% of Gross Revenues	Incentives Recognized	% of Gross Revenues
Canada	$10	2%	$13	3%
California	2	1%	4	2%
Central and Eastern U.S.	9	6%	9	8%

	$21	2%	$26	3%

14	2013 Annual Report

Home Sales – Net New Home Orders

Net new home orders for the year ended December 31, 2013 totalled 2,356 units, an increase of 299 when compared to the same period in 2012. Net new home orders for any period represent the aggregate of all homes ordered by customers, net of cancellations. Given the current environment, cancelled contracts are often resold on average within weeks. The increase in net new home orders was a result of stable market performance in Canada and a recovery in our U.S. markets. With increased demand and supply being constrained, we have seen upward price pressure in many U.S. markets. Average monthly sales per community by reportable segment for the year ended December 31, 2013 were: Canada – 7 units (2012 – 8 units); California – 3 units (2012 – 4 units); and Central and Eastern U.S. – 3 units (2012 – 2 units). We were selling from 47 active housing communities, including our share of unconsolidated entities, at December 31, 2013 compared to 33 at December 31, 2012. The net new home orders for the years ended December 31, 2013 and 2012 by operating segment were as follows:

	Years Ended December 31
(Units)	2013	2012
Canada	1,404	1,340
California	534	379
Central and Eastern U.S.	363	261

	2,301	1,980
Unconsolidated entities	55	77

	2,356	2,057

The cancellation rates for the years ended December 31, 2013 and 2012 by our three operating segments were as follows:

	Years Ended December 31
	2013		2012
(Units, except percentages)	Units	% of Gross Home Orders	Units	% of Gross Home Orders
Canada	12	1%	8	1%
California	85	14%	63	14%
Central and Eastern U.S.	90	20%	72	22%

	187	8%	143	7%
Unconsolidated entities	6	9%	9	10%

	193	8%	152	7%

Home Sales – Backlog

Our backlog, which represents the number of new homes subject to sales contracts, as at December 31, 2013 and 2012 by operating segment, was as follows:

	As at December 31
	2013		2012
(US$ millions, except unit activity)	Units	Value	Units	Value
Canada	662	$263	619	$246
California	126	115	118	68
Central and Eastern U.S.	114	64	80	44

	902	442	817	358
Unconsolidated entities	13	6	17	7

Total	915	$448	834	$365

We expect all of our backlog to close in 2014 or 2015, subject to future cancellations. The units and value of our backlog at December 31, 2013 was higher when compared to the prior years due to stronger net new home orders in 2013. Our Canadian operations continued to be strong with an increase in backlog, primarily due to an increase in net new home orders for the year ended December 31, 2013. The Canadian market has shown a steady increase in sales with its backlog units up 7% year-over-year. The California segment’s increase of 8 units at December 31, 2013 was mainly due to new community openings and increased activity when compared to the same period in 2012. The Central and Eastern U.S. segment’s increase of 34 units at December 31, 2013, when compared to the same period in 2012, was mainly due to increased activity, primarily in the Washington, D.C. market and home orders from our Denver market, which launched its first community in 2013.

Brookfield Residential Properties Inc.	15

Equity in Earnings from Unconsolidated Entities

Equity in earnings from unconsolidated entities for the year ended December 31, 2013 totalled $9 million compared to $10 million for the same period in 2012. The land and housing operations of our unconsolidated entities are discussed below.

Land

A summary of Brookfield Residential’s share of the land operations from unconsolidated entities is as follows:

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Lot closings	239	140
Acre closings (multi-family, industrial and commercial)	3	—
Revenue	$21	$18
Gross Margin	$6	$5
Average lot selling price	$88,000	$131,000
Average per acre selling price (multi-family, industrial and commercial)	$188,000	$—

Land revenue within unconsolidated entities increased $3 million and gross margin increased $1 million for the year ended December 31, 2013 compared to the same period in 2012. This was the result of an increase of 99 lot closings, partially offset by a $43,000 decrease in the average lot selling price for the year ended December 31, 2013 compared to the same period in 2012. The decrease in average lot selling price was attributable to product mix.

Housing

A summary of Brookfield Residential’s share of the housing operations from unconsolidated entities is as follows:

	Years Ended December 31
(US$ millions, except unit activity and average selling price)	2013	2012
Home closings	59	74
Revenue	$29	$31
Gross Margin	$5	$4
Average home selling price	$491,000	$415,000

Housing revenue within unconsolidated entities decreased $2 million for the year ended December 31, 2013 compared to the same period in 2012. The decrease in revenue is the result of a decrease of 15 home closings which is partially offset by $76,000 increase in the average home selling price compared to 2012. The increase in average home selling price was due to product mix of closings as some of the homes sold in 2013 were in a luxury second-home community compared to entry-level homes sold in 2012.

Selling, General and Administrative Expense

The components of selling, general and administrative expense for the years ended December 31, 2013 and 2012 are summarized as follows:

	Years Ended December 31
(US$ millions)	2013	2012
General and administrative expense	$106	$83
Sales and marketing expense	50	36
Share-based compensation	18	16
Change in fair value of equity swap contracts	(4)	(7)

	$170	$128

The selling, general and administrative expense was $170 million for the year ended December 31, 2013, an increase of $42 million when compared to the same period in 2012. General and administrative expense increased $23 million for the year ended December 31, 2013 compared to the same period in 2012 due primarily to an

16	2013 Annual Report

increase in labour costs and head count resulting from increased activity. Sales and marketing expense for the year ended December 31, 2013 increased $14 million as a result of increased activity in all of our operating segments, when compared to the same period in 2012. Share-based compensation expense for the year ended December 31, 2013 increased $2 million, as a result of an increase in the liability related to share-based compensation plans compared to the same period in 2012. The fair value adjustment of the equity swap contract related to the deferred share unit plan decreased $3 million due to the change in share price.

Other Income / (Expense)

Other income / (expense) for the year ended December 31, 2013 increased $15 million when compared to the same period in 2012. For the year ended December 31, 2013, the increase was primarily a result of commercial and Community Finance District income within the California operations, in addition to a reversal of an allowance on a receivable previously deemed uncollectible.

The components of other income / (expense) for the years ended December 31, 2013 and 2012 are summarized as follows:

	Years Ended December 31
(US$ millions)	2013	2012
Interest rate swap contracts	$—	$(3)
Other	14	2

	$14	$(1)

Income Tax Expense

Income tax expense for the year ended December 31, 2013 was $23 million, a decrease of $13 million when compared to 2012. The decrease in tax expense was a result of a decrease in taxable income from our Canadian operations combined with a reduction in effective tax rates when compared to the same period in 2012.

	Years Ended December 31
(US$ millions)	2013	2012
Current income tax expense	$(2)	$(46)
Deferred income tax (expense) / recovery	(21)	10

	$(23)	$(36)

During the year ended December 31, 2013, the Company decreased the valuation allowance by $13 million against its deferred tax assets. The decrease is primarily due to a decrease in valuation allowance of $18 million related to an increase of income in the U.S. during the year, partially offset by an increase in valuation allowance recorded of $5 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the remaining deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence includes factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) an increase in profitability in 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-year cumulative loss position with respect to its operations in the U.S. However, the Company’s three-years cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Foreign Exchange Translation

The U.S. dollar is the functional and presentation currency of the Company. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Brookfield Residential Properties Inc.	17

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. As at December 31, 2013, the rate of exchange was C$1.0622 equivalent to US$1 (December 31, 2012 – C$0.9922 equivalent to US$1). Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. For the year ended December 31, 2013, the average rate of exchange was C$1.0295, equivalent to US$1 (December 31, 2012 – C$0.9996 equivalent to US$1). The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”). Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

The financial results of our Canadian operations are translated into U.S. dollars for financial reporting purposes. Foreign currency translation gains and losses are recorded as the exchange rate between the two currencies fluctuates. These gains and losses are included in OCI and accumulated OCI. The translation of our Canadian operations resulted in a loss of $51 million for the year ended December 31, 2013, compared to a gain of $20 million in the same period of 2012.

QUARTERLY OPERATING AND FINANCIAL DATA

	2013				2012
(US$ millions, except unit activity and per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly Operating Data
Lot closings (single family units)	1,177	463	408	354	1,019	386	463	274
Acre closings (multi-family, industrial and commercial)	8	13	6	—	79	2	22	1
Home closings (units)	856	606	460	294	725	477	355	251
Net new home orders (units)	445	540	659	657	447	461	598	474
Backlog (units at end of period)	902	1,311	1,378	1,180	817	1,095	1,111	868
Backlog value	$442	$630	$609	$519	$358	$476	$443	$364
Quarterly Financial Data
Revenue	$555	$333	$298	$171	$715	$245	$248	$132
Direct cost of sales	(407)	(234)	(221)	(120)	(603)	(176)	(175)	(93)

Gross margin	148	99	77	51	112	69	73	39
Selling, general and administrative expense	(52)	(42)	(40)	(36)	(41)	(32)	(30)	(26)
Other income / (expense)	9	2	4	3	4	(1)	1	1
Interest expense	(15)	(15)	(11)	(11)	(10)	(11)	(10)	(10)

Income before taxes	90	44	30	7	65	25	34	4
Income tax expense	(7)	(8)	(5)	(3)	(9)	(11)	(12)	(4)

Net income	83	36	25	4	56	14	22	—

Net (income) / loss attributable to non-controlling interest and other interest in consolidated subsidiaries	(4)	(1)	(1)	—	—	1	—	1

Net income attributable to Brookfield Residential Brookfield Residential	$79	$35	$24	$4	$56	$15	$22	$1

Foreign currency translation	(23)	14	(23)	(19)	(4)	6	(3)	3

Comprehensive income / (loss)	$56	$49	$1	$(15)	$52	$21	$19	$4

Earnings per common share attributable to Brookfield Residential
Basic	$0.67	$0.30	$0.21	$0.04	$0.52	$0.15	$0.22	$0.01
Diluted	$0.67	$0.29	$0.21	$0.04	$0.52	$0.15	$0.22	$0.01

18	2013 Annual Report

We have historically experienced variability in our results of operations from quarter to quarter due to the seasonal nature of the homebuilding business and the timing of new community openings and the closing out of projects. We typically experience the highest rate of orders for new homes and lots in the first nine months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. As new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from the sales of homes are generally higher in the second half of the year. In terms of acre sales, which are a meaningful part of our business, results are more variable from year to year given the nature of the development and monetization cycle.

Fourth Quarter Highlights

Key financial results and operating data for the three months ended December 31, 2013 compared to the three months ended December 31, 2012 were as follows:

	Three Months Ended December 31
(US$ millions, except percentages, unit activity, average selling price and per share amounts)	2013	2012
Key Financial Results
Land revenue	$146	$407
Housing revenue	409	308
Gross margin(1) ($)	148	112
Gross margin(1) (%)	27%	16%
Income before income taxes	90	65
Income tax expense	(7)	(9)
Net income attributable to Brookfield Residential	79	56
Basic income per share	$0.67	$0.52
Diluted income per share	$0.67	$0.52
Key Operating Data
Lot closings for Brookfield Residential (single family units)	1,177	1,019
Lot closings for unconsolidated entities (single family units)	223	140
Acre closings Brookfield Residential (multi-family, industrial and commercial)	8	79
Acre closings for unconsolidated entities (multi-family, industrial and commercial)	3	—
Average lot selling price for Brookfield Residential (single family units)	$116,000	$159,000
Average lot selling price for unconsolidated entities (single family units)	$77,000	$131,000
Average per acre selling price for Brookfield Residential (multi-family, industrial and commercial)	$1,004,000	$3,110,000
Average per acre selling price unconsolidated entities (multi-family, industrial and commercial)	$188,000	$—
Home closings for Brookfield Residential (units)	856	725
Home closings for unconsolidated entities (units)	19	30
Average home selling price for Brookfield Residential (per unit)	$478,000	$425,000
Average home selling price for unconsolidated entities (per unit)	$479,000	$412,000
Net new home orders for Brookfield Residential (units)	445	447
Net new home orders for unconsolidated entities (units)	15	19

(1)	Gross margin is a non-GAAP financial measure and has been presented as we find it useful in evaluating our performance and believe that it helps readers of our financial statements compare our operations with those of our competitors. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See the Non-GAAP Financial Measures section.

Net income attributable to Brookfield Residential for the three months ended December 31, 2013 increased $23 million to $79 million from $56 million in the same period 2012. Diluted income per share increased from $0.52 at December 31, 2012 to $0.67 at December 31, 2013.

Brookfield Residential Properties Inc.	19

Revenue for the three months ended December 31, 2013 decreased $160 million when compared to the same period in 2012. Included in revenue and gross margin in the fourth quarter of 2012 was a concurrent land sale of 195 single family lots and 22 multi-family acre parcels for total revenue of $264 million and gross margin of $nil in Playa Vista. Taking this into consideration, revenue for the three months ended December 31, 2013 increased $104 million and gross margin increased $36 million. The increase in adjusted revenue and gross margin was the result of higher lot and home closings, partially offset by a decrease in multi-family, industrial and commercial acre sales.

Land revenue for the three months ended December 31, 2013 was $146 million, a $261 million decrease compared to 2012. The decrease in revenue compared to 2012 was mainly the result of the Playa Vista transaction. Taking this into account, land revenue was stable compared to the prior year. Land gross margin was $63 million, a $2 million increase compared to the same period in 2012. Land gross margin in Canada decreased $10 million due to the product mix of land sales. An increase in gross margin from 53 additional lot sales was offset by a decrease in multi-family, industrial and commercial parcel sales mainly resulting from larger parcel sales in 2012, which generated higher gross margin. The California land gross margin increased $10 million due to 208 more single family lot sales, after adjusting for Playa Vista. Central and Eastern U.S. operations land gross margin increased $2 million due to 92 additional single family lot sales, partially offset by an 18% decrease in the average lot selling price.

For the three months ended December 31, 2013, housing revenue was $409 million compared to $308 million for the same period in 2012. Housing gross margin for the same period in 2013 was $85 million, a $35 million increase compared to the prior year. The increase in housing revenue and gross margin was due to higher volumes, with 131 additional closings, an increase in the gross margin percentage and a mix of sales between the operating segments. Canadian home closings increased to 524 in the three months ended December 31, 2013 from 484 resulting in a $6 million increase in gross margin compared to the same period in the prior year. The California operations contributed $25 million of additional gross margin due to 34 additional closings and a 30% increase in the average home selling price. Central and Eastern U.S. gross margin increased $4 million due to 57 additional home closings and a 6% increase in the average home selling price.

LIQUIDITY AND CAPITAL RESOURCES

Financial Position

The following is a summary of the Company’s consolidated balance sheets as of December 31, 2013 and December 31, 2012:

	As at December 31
(US$ millions)	2013	2012
Land and housing inventory	$2,399	$2,250
Investment in unconsolidated entities	206	155
Commercial properties	—	15
Commercial assets held for sale	48	—
Receivables and other assets	341	332
Cash and restricted cash	328	63
Deferred income tax asset	22	11

	$3,344	$2,826

Notes payable	$1,100	$600
Bank indebtedness and other financings	349	459
Accounts payable and other liabilities	418	427
Other interests in consolidated subsidiaries	37	33
Total equity	1,440	1,307

	$3,344	$2,826

Assets

Our assets as of December 31, 2013 totalled $3,344 million, an increase of $518 million compared to December 31, 2012. Our land and housing inventory and investments in unconsolidated entities are our most significant assets with a combined book value of $2,605 million, or approximately 78% of our total assets. The land and housing assets increased when compared to December 31, 2012 due to acquisitions of $358 million, development activity and stronger backlog, partially offset by sales activity. Our land and housing assets include land under development and land held for development, finished lots ready for construction, homes completed and under construction and model homes.

20	2013 Annual Report

A summary of our lots owned, excluding unconsolidated entities, and their stage of development as at December 31, 2013 compared with December 31, 2012 follows:

	As at December 31
	2013		2012
(US$ millions, except units)	Units	Book Value	Units	Book Value
Land held for development (lot equivalents)	92,840	$1,525	91,268	$1,429
Land under development and finished lots (single family units)	5,336	554	5,651	558
Housing units, including models	864	251	770	191

	99,040	$2,330	97,689	$2,178

Multi-family, industrial and commercial parcels (acres)	158	$69	167	$72

Notes Payable

Notes payable consist of the following:

	As at December 31
(US$ millions)	2013	2012
6.5% unsecured senior notes due December 15, 2020 (a)	$600	$600
6.125% unsecured senior notes due July 1, 2022 (b)	500	—

	$1,100	$600

(a)	On December 14, 2012, Brookfield Residential issued $600 million of unsecured senior notes. The notes were offered in a private placement, with an eight-year term due December 15, 2020 at a fixed interest rate of 6.5%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. The Company’s obligations to pay principal and interest on the unsecured senior notes is guaranteed by certain of our subsidiaries.
(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, each year until maturity. The Company’s obligations to pay principal and interest on the unsecured notes is guaranteed by the Company and certain of the Company’s subsidiaries.

Transaction costs are incremental costs directly related to the issuance of the unsecured senior notes and the Company classified these costs within receivables and other assets as a deferred asset. These costs are amortized using the effective interest rate method over the life of the related debt instrument.

The notes include covenants that, among others, place limitations on incurring additional indebtedness and making restricted payments. Under the limitation on additional indebtedness, we are permitted to incur specified categories of indebtedness but are prohibited from incurring further indebtedness if we do not satisfy either an indebtedness to consolidated net tangible worth ratio or a fixed charge coverage ratio. Brookfield Residential was in compliance with these financial incurrence covenants for the year ended December 31, 2013. Our actual fixed charge coverage and indebtedness to consolidated net tangible worth ratio as of December 31, 2013 are reflected in the table below:

	Covenant	Actual as at December 31 2013
Minimum fixed charge coverage	2.0 to 1	3.7 to 1
Maximum indebtedness to consolidated net tangible worth	2.25 to 1	1.1 to 1

Bank Indebtedness and Other Financings

Our bank indebtedness and other financings as of December 31, 2013 were $349 million, a decrease of $110 million from December 31, 2012. The decrease was the result of lower project specific financings due to the pay down of $264 million of project-specific financings in the U.S. with proceeds from the $500 million unsecured senior notes payable issued on June 25, 2013. The $500 million issuance is discussed elsewhere in this MD&A and in Note 10 to the consolidated financial statements. The repayment of debt was partially offset by an increase in our Canadian bank indebtedness and secured VTBs due to acquisitions and increased activity. Our bank indebtedness and other financings represent construction and development loans and facilities that are used to fund the operations of our communities as new homes are constructed. As of December 31, 2013, the weighted average interest rate on our bank indebtedness and other financings was 4.0% (December 31, 2012 – 3.6%).

Brookfield Residential Properties Inc.	21

The debt maturing in 2014 and onwards is expected to either be repaid from home and/or lot deliveries over this period or extended. Additionally, as of December 31, 2013, we had bank indebtedness and due to affiliates of $782 million that was available to complete land development and construction activities. The “Cash Flow” section below discusses future available capital resources should proceeds from our future home and/or lot closings not be sufficient to repay our debt obligations.

Bank indebtedness and other financings consist of the following:

	As at December 31
(US$ millions)	2013	2012
Bank indebtedness (a)	$206	$190
Secured vendor take back (“VTB”) mortgages (b)	117	49
Project-specific financings (c)	26	220
Due to affiliates (d)	—	—

	$349	$459

(a)	Bank indebtedness

The Company has three secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks with outstanding amounts totalling $206 million (December 31, 2012 – $190 million). Based on the borrowing-base calculations at December 31, 2013, the availability on our bank indebtedness was C$244 million (US$230 million). The facilities are repayable in Canadian dollars in the amount of C$219 million (December 31, 2012 – C$189 million) and allow the Company to borrow up to approximately C$515 million (US$485 million) as at December 31, 2013 (December 31, 2012 – C$515 million (US$519 million)). The credit facilities bear interest between Canadian prime plus 0.5% to 0.75% for any amounts drawn. The facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta operations and a general charge over the property of Brookfield Residential (Alberta) LP, a wholly owned subsidiary of the Company.

These facilities require Brookfield Residential (Alberta) LP, a wholly-owned subsidiary of the Company, to maintain a minimum tangible net worth of $348 million (C$370 million) and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2013, we were in compliance with all of our covenants relating to bank indebtedness. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2013
Tangible net worth	$348	$593
Debt to equity	1.75 to 1	0.56 to 1

The Company entered into an operating credit facility on December 19, 2013 with a Canadian bank with no cash borrowings outstanding and $14 million in letters of credit outstanding under the credit facility. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations and a general charge over all assets relating to Brookfield Homes (Ontario) Limited, a wholly owned subsidiary of the Company.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

22	2013 Annual Report

The facility requires the Company and Brookfield Residential US Corporation to maintain a minimum consolidated tangible net worth of $1,045 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at December 31, 2013, the Company and Brookfield Residential US Corporation were in compliance with these covenants relating to this facility. The following are computations of consolidated tangible net worth and consolidated net debt to capitalization as directed by the covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2013
Tangible net worth	$1,045	$1,477
Net debt to capitalization	65%	44%

The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2013. As of December 31, 2013, the Company had $250 million of borrowing availability under the facility.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 7—Receivables and Other Assets in the Consolidated Financial Statements).

(b)	Secured vendor take back (“VTB”) mortgages

$117 million (December 31, 2012 – $49 million) of the Company’s project-specific financings consist of 29 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages).

The 25 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $111 million (December 31, 2012 – $42 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$118 million (December 31, 2012 – C$42 million). The interest rate on this debt ranges from prime plus 1.0% to prime plus 2.0% to fixed rates ranging from 2.5% to 6.0% and the debt is secured by related lands. As at December 31, 2013, these borrowings are not subject to financial covenants.

Four secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $6 million (December 31, 2012 – $7 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC, both wholly owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.5% and 12.0% and the debt is secured by related lands. As at December 31, 2013, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

Project-specific financings totalling $26 million (December 31, 2012 – $11 million) have a floating interest rate of prime plus 0.75% and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$28 million (December 31, 2012 – C$11 million). These facilities require Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of $348 million (C$370 million) and a debt to equity ratio of no greater than 1.75 to 1. At December 31, 2013, we were in compliance with all of our project-specific financing covenants. The following are computations of Brookfield Residential (Alberta) LP’s tangible net worth and debt to equity ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2013
Tangible net worth	$348	$593
Debt to equity	1.75 to 1	0.56 to 1

As of December 31, 2013, all project-specific financings in the U.S. were repaid using proceeds from the $500 million unsecured senior notes payable issued on June 25, 2013 (December 31, 2012 – $209 million).

(d)	Due to affiliates

There were no amounts due to affiliates at December 31, 2013 or 2012 on an unsecured revolving operating facility with a subsidiary of our largest shareholder, Brookfield Asset Management Inc. At December 31, 2013, the availability on this facility was $300 million. The revolving operating facility is in a principal amount not to exceed $300 million. This facility bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants.

At December 31, 2013, this revolving operating facility required Brookfield Residential US Corporation to maintain minimum shareholders’ equity of $300 million and a consolidated net debt to capitalization ratio of no greater than 65%. At December 31, 2013, we were in compliance with all of our covenants relating to this facility. The following are computations of Brookfield Residential US Corporation’s minimum shareholders’ equity and net debt to capitalization ratio covenants:

(US$ millions, except ratios)	Covenant	Actual as at December 31 2013
Minimum shareholders’ equity	$300	$1,058
Net debt to capitalization	65%	27%

Brookfield Residential Properties Inc.	23

Net Debt to Capitalization Calculation

Brookfield Residential’s net debt to total capitalization ratio is defined as total interest-bearing debt less cash divided by total capitalization. We define capitalization to include total equity, other interests in consolidated subsidiaries and interest bearing debt, less cash.

Our net debt to total capitalization ratio as of December 31, 2013 and December 31, 2012 is as follows:

	As at December 31
(US$ millions)	2013	2012
Bank indebtedness and other financings	$349	$459
Notes payable	1,100	600

Total interest bearing debt	1,449	1,059
Less: cash	(320)	(50)

	1,129	1,009

Other interests in consolidated subsidiaries	37	33
Total equity	1,440	1,307

Total capitalization	$2,606	$2,349

Net debt to capitalization	43%	43%

Credit Ratings

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in our customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit rating may impede our access to capital markets or raise our borrowing rates. We are currently rated by two credit rating agencies, Moody’s and Standard & Poor’s (“S&P”). We are committed to maintaining these ratings and improving them further over time. Our credit ratings at December 31, 2013 and at the date of this report were as follows:

	Moody’s	S&P
Corporate rating	B1	B+
Outlook	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Agency ratings are subject to change, and there can be no assurance that a rating agency will rate us and/or maintain our rating. The credit ratings presented are not recommendations to purchase, hold or sell our common or preferred shares, as such ratings do not comment as to market price or suitability for a particular investor.

Cash Flow

Our principal uses of working capital include purchases of land, land development and home construction. Cash flows for each of our communities depend upon the applicable stage of the development cycle and can differ substantially from reported earnings. Early stages of development require significant cash outlays for land acquisitions, site approvals and entitlements, construction of model homes, roads, certain utilities and other amenities and general landscaping. As these costs are capitalized, earnings reported for financial statement purposes during such early stages may significantly exceed cash flows. Later, cash flows can exceed earnings reported for financial statement purposes as cost of sales includes charges for substantial amounts of previously expended costs.

We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings under project-specific and other credit facilities and proceeds from potential future debt issues or equity offerings, if required.

At December 31, 2013, we had cash and cash equivalents of $320 million, compared to $50 million at December 31, 2012.

24	2013 Annual Report

The net cash flows for the years ended December 31, 2013 and 2012 were as follows:

	Years Ended December 31
(US$ millions)	2013	2012
Cash flows (used in) / provided by operating activities	$(88)	$30
Cash flows (used in) / provided by investing activities	(46)	16
Cash flows provided by financing activities	400	1
Effect of foreign exchange rates on cash	4	1

	$270	$48

Cash Flow Used in Operating Activities

Cash flows used in operating activities during the years ended December 31, 2013 totalled $88 million, compared to $30 million cash flows provided by operating activities during 2012. During 2013, cash used in operating activities was impacted by an increase in land and housing inventory due to strategic land purchases, development activity, an increase in receivables and other assets, a decrease in accounts payable and other liabilities and our net income. Acquisitions for the year ended December 31, 2013 totalled $358 million consisting of $176 million in Canada, $128 million in California and $54 million in Central and Eastern U.S. During 2012, cash provided by operating activities was impacted by an increase in land and housing inventory, an increase in receivables and other assets and an increase in accounts payable. Acquisitions for the year ended December 31, 2012 totalled $504 million consisting of $136 million in Canada, $352 million in California and $16 million in Central and Eastern U.S.

Cash Flow Used in Investing Activities

During the year ended December 31, 2013, cash flows used in investing activities totalled $46 million compared to cash flow from investing activities of $16 million in 2012. During 2013, we invested $77 million in unconsolidated entities and decreased restricted cash balances by $5 million. This was partially offset by distributions from unconsolidated entities of $25 million. During 2012, we invested $15 million in unconsolidated entities, and increased restricted cash balances by $4 million with the acquisition of Playa Vista, which was partially offset by distributions of $35 million from unconsolidated entities.

Cash Flow Provided by Financing Activities

Cash provided by our financing activities for the year ended December 31, 2013 was $400 million, compared to $1 million provided in same period in 2012. The cash provided by our financing activities in 2013 was primarily from the net proceeds of $500 million from our unsecured senior notes offering, net repayments under project-specific financings of $133 million and net drawings under bank indebtedness of $29 million. This was in contrast to net drawings under project-specific financings of $54 million and net repayments under bank indebtedness of $169 million in 2012. Additionally, in 2012, drawings of $600 million under secured notes payable were made, offset by repayments of notes payable of $486 million. An additional $226 million of net drawings under due to affiliates was used in 2012. The draws to date in 2013 have been used to fund acquisitions and development costs towards 2013 sales.

Contractual Obligations and Other Commitments

A summary of our contractual obligations and purchase agreements as at December 31, 2013 is as follows:

	Payment Due by Period
(US$ millions)	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100	$—	$—	$—	$1,100
Interest on notes payable	549	70	139	139	201
Project-specific financings(2)(3)	26	—	26	—	—
Secured VTB mortgages(2)(3)	117	51	44	18	4
Bank indebtedness(2)(3)	206	46	160	—	—
Accounts payable and other obligations(4)	418	418	—	—	—
Operating lease obligations(5)	30	6	10	8	6
Purchase agreements(6)	22	16	6	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 9 to the consolidated financial statements for additional information regarding unsecured senior notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 10 to the consolidated financial statements for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 10 to the consolidated financial statements for additional information regarding our floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 11 to the consolidated financial statements for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 17 to the consolidated financial statements for additional information regarding purchase agreements.

Brookfield Residential Properties Inc.	25

Shareholders’ Equity

At February 12, 2014, 117,030,173 Common Shares and 62,561 Preferred Shares in the capital of the Company were issued and outstanding. In addition, Brookfield Residential has a stock option plan under which key officers and employees are granted options to purchase Common Shares. Each option granted can be exercised for one Common Share. At February 12, 2014, 5,720,989 options were outstanding under the stock option plan and the escrowed stock plan, collectively.

Off-Balance Sheet Arrangements

In the ordinary course of business, and where market conditions permit, we enter into land and lot option contracts and unconsolidated entities to acquire control of land to mitigate the risk of declining land values. Option contracts for the purchase of land permit us to control the land for an extended period of time until options expire. This reduces our financial risk associated with land ownership and development and reduces our capital and financial commitments. As of December 31, 2013, we had $67 million of primarily non-refundable option deposits and advanced costs. The total remaining exercise price of these options was $118 million. Pursuant to the guidance in the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810 Consolidation, as described in Note 2 to our consolidated financial statements included elsewhere in this interim report, we have consolidated $30 million of these option contracts where we consider the Company holds the majority economic interest in the assets held under the options.

We also own 9,928 lots and control under option 1,849 lots through our proportionate share of unconsolidated entities. As of December 31, 2013, our investment in unconsolidated entities totaled $206 million. We have provided varying levels of guarantees of debt in our unconsolidated entities. As of December 31, 2013, we had completion guarantees of $6 million and recourse guarantees of $1 million with respect to debt in our unconsolidated entities. During the year ended December 31, 2013, we did not make any loan re-margin repayments on the debt in our unconsolidated entities. Please refer to Note 3 to our consolidated financial statements included later in this interim report for additional information about our investments in unconsolidated entities.

We obtain letters of credit, performance bonds and other bonds to support our obligations with respect to the development of our projects. The amount of these obligations outstanding at any time varies in accordance with our development activities. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. As of December 31, 2013, we had $46 million in letters of credit outstanding and $211 million in performance bonds for these purposes. The estimated costs to complete related to our letters of credit and performance bonds at December 31, 2013 are $19 million and $94 million, respectively.

Transactions Between Related Parties

Related parties include the directors, executive officers, director nominees or 5% shareholders, and their respective immediate family members. There are agreements among our affiliates to which we are a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the year ended December 31, 2013 were as follows:

•	Interest of $35 million was incurred in 2012 relating to a note payable due to Brookfield Office Properties, an affiliate of the Company. The note was paid in full in December 2012 and there was no balance outstanding at December 31, 2013 or 2012.

•	Interest of $12 million was incurred in 2012 relating to an unsecured revolving operating facility with a subsidiary of Brookfield Asset Management Inc. There was no outstanding balance on the facility at December 31, 2013 or 2012.

•	During the year ended December 31, 2013, the Company paid $18 million (2012 – $40 million) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

•	During the year ended December 31, 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33 million non-interest bearing promissory note. These transactions were recorded at the exchange amount.

•	During the year ended 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $26 million non-interest bearing promissory note. During the year ended December 31, 2013, the note was repaid in full. These transactions were recorded at the exchange amount.

•	During the year ended December 31, 2013, the Company acquired finished lots from a subsidiary of Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, including a profit sharing arrangement, and was measured at an exchange value of $29 million as a purchase of assets.

26	2013 Annual Report

Subsequent Events

On January 24, 2014, the Company received the waiver of conditions from the purchaser for Phase I retail of our mixed-use Seton project in Calgary. The expected revenue from the transaction is C$73 million and is expected to close on or around February 24, 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements of Brookfield Residential, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make assumptions, estimates and judgments that affect the carrying amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities and contingent liabilities including litigation. Our actual results may differ materially from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations, and require the most subjectivity and estimates by our management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is provided in the notes to the consolidated financial statements of the Company included later in this annual report.

Revenue Recognition

Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

Sales Incentives

We grant our homebuyers sales incentives from time-to-time in order to promote sales of our homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that we pay to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time the home is delivered to the homebuyer and we receive the sales proceeds.

Land and Housing Inventory

Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with ASC Topic 360 Property, Plant and Equipment, housing and land assets that we own directly and through unconsolidated entities are reviewed for recoverability on a regular basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of housing and land inventory impaired, we estimate the cash flow for the life of each project. Specifically, on land projects, we estimate the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, we evaluate the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, we continuously evaluate projects where inventory is turning over more slowly than expected or where average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 assume recent sales activity and normalized sales rates beyond 2014. We identify potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market-based assumptions.

All projects were reviewed for impairment charges and option write-offs for the year ended December 31, 2013 and no impairment charges were required. This is consistent with the year ended December 31, 2012.

Brookfield Residential Properties Inc.	27

The locations of the projects reviewed were as follows:

Number of Projects
Canada	45
California	29
Central and Eastern U.S.	29
Unconsolidated entities	18

121

We have also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. A majority of our option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. The option contracts are recorded at cost. In determining whether to pursue an option contract, we assess the option primarily based upon the expected cash flows from the optioned property. If our intent is to no longer pursue an option contract, we record a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

Capitalized Costs

In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the Consolidated Statement of Operations in the period incurred.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

28	2013 Annual Report

Derivative Financial Instruments

We revalue our equity swap contract each reporting period. The fair value of the equity swap contract is determined based on the notional amount, share price, the number of underlying Common Shares and the three month LIBOR rate. We performed a sensitivity analysis of the estimated fair value and the impact to the financial statements using alternative reasonably likely assumptions on December 31, 2013 and the impact to the financial statements was nominal. However, future fluctuations in the Company’s share price could have a significant impact on net income.

The interest rate swaps are revalued at each reporting period. The fair value of interest rate swaps is determined based on the notional amount, term to maturity and the three month LIBOR rate. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to our assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on our own estimates about the assumptions that market participants would use to value the asset or liability.

When available, we use quoted market prices in active markets to determine fair value. We consider the principal market and non-performance risks associated with our counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for our interest rate and equity swaps and fair value debt, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. In accordance with ASC Topic 810 Consolidations, adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2013.

Non-GAAP Financial Measures

Gross margins on land and home sales are non-GAAP financial measures and are defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely accepted financial measure by users of its financial statements in analyzing its operating results. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. Additionally, gross margin is important to the Company’s management because it assists its management in making strategic decisions regarding its construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. However, gross margins as presented may not be fully comparable to similarly titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Brookfield Residential Properties Inc.	29

Internal Control Over Financial Reporting

The President and Chief Executive Officer and Executive Vice President and Chief Financial Officer are responsible for maintaining adequate internal controls over financial reporting. As at December 31, 2013, the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer evaluated the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at December 31, 2013, to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under applicable United States and Canadian securities laws is (i) recorded, processed, summarized, and reported on a timely basis, and (ii) accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures. There has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

30	2013 Annual Report

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition and results of operations. Additional risks and uncertainties not previously known to the Company, or that the Company currently deems immaterial, may also impact our operations and financial results. A more detailed description of the Company’s business environment and risks, is provided in the Annual Information Form and is available on our website at www.brookfieldrp.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Risks Related to the Business and Industry of the Corporation

The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce sales and profits, cause cancellations of home sales orders and materially negatively affect our business, results of operations and financial condition.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic, political and industry conditions such as:

•	employment levels;

•	availability and cost of financing for homebuyers including private and federal mortgage financing and mortgage insurance programs, as well as federal, provincial and state regulation of lending practices;

•	regulatory changes, including zoning laws;

•	interest rates;

•	competitive and market demand dynamics in our key markets, including those enabling existing homeowners to sell their existing homes at acceptable prices;

•	the supply of available new or existing homes for sale, as well as other housing alternatives, such as apartments and residential rental property;

•	foreclosure rates;

•	inflation;

•	real estate taxes, federal, provincial and state property and income tax provisions (including provisions for the deduction of mortgage interest payments in the United States), and any adverse changes in tax laws;

•	the level of household debt affecting our customer base;

•	the cost and availability of labor, materials and supplies;

•	the Canadian, U.S. and global financial system and credit markets, including stock market and credit market volatility;

•	the supply of land suitable for development in our markets in Canada and the United States;

•	consumer confidence; and

•	demographic housing trends, including population rates in our key markets, immigration rates and urban and suburban migration rates.

These factors could have a negative impact on housing demand and supply, which would negatively affect our business, results of operations and financial condition. For example, an oversupply of housing in general, as well as new home alternatives such as foreclosed homes, rental properties and resale homes, including homes held for sale by investors and speculators, may reduce our sales, depress prices and reduce margins, which could materially negatively affect our business, results of operations and financial condition. Despite some recent recovery, the U.S. and Canadian land development and homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Especially in the U.S. market, reduced homebuyer confidence, due principally to price declines, the number of foreclosures and continued high unemployment, has led some homebuyers to cancel or not honor their home sales contracts altogether. A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes has also impacted cancellations and reduced our ability to realize our backlog.

An economic downturn in Ontario or Alberta, Canada or challenging real estate markets in the United States could have a material adverse effect on our business, operating results and financial condition.

The market for new homes in Canada is and has remained relatively stable, except for the period from October 2008 to March 2009. Any economic downturn in Alberta or Ontario, increase in unemployment, increase in interest rates or decrease in immigration, could have a material adverse effect on our Canadian operations and financial condition.

Brookfield Residential Properties Inc.	31

The housing market in the United States, however, has experienced a severe downturn in recent years, exacerbated by, among other things, a decline in the overall economy, high unemployment, fear of job loss, a decline in the securities markets, an increase in the number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets and the direct and indirect impact of the turmoil in the mortgage loan market. For example, the significant number of home mortgage foreclosures made the purchase of a foreclosed home an attractive alternative to purchasing a new home in some markets, which increased supply of homes and drove prices down further. Homebuilders responded to declining sales and increased cancellation rates on home purchase contracts with significant concessions, further adding to the price declines. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets were significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, demand for new homes hit historically low levels.

Although the U.S. housing market has shown signs of recovery, many of the factors contributing to the downturn remain and improved conditions did not extend consistently to every market in which we operate. We expect these uneven conditions to continue.

If the current U.S. housing market does not continue to improve or improvement takes place over an extended period of time, or if similar conditions affect the Canadian homebuilding industry, our business, results of operations and financial condition may be materially adversely affected.

If the market value of our land and housing inventories declines, our business, results of operations and financial condition could be materially adversely affected by impairments and write-downs, as well as if we cannot recover our costs fully when selling homes.

We acquire land in the ordinary course of our business. There is an inherent risk that the value of our land may decline after purchase, which also may affect the value of our housing inventories and homes under construction. The valuation of property is inherently subjective and based on the individual characteristics of each property, as well as general and local real estate market conditions. The risks discussed elsewhere in this section can cause these conditions to change and thereby subject valuations to uncertainty.

Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. We may acquire options on or buy and develop land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. For example, if housing demand decreases below what we anticipated when we acquired or developed our inventory, we may not be able to recover the related costs when selling homes. In addition, our deposits for building lots under option or similar contracts may be put at risk.

We regularly review the value of our land holdings and will continue to do so on a periodic basis. If market conditions deteriorate, our assumptions prove to be inaccurate or the value of our property otherwise declines, some of our assets may be subject to impairments and write-down charges, which could materially adversely affect our business, results of operations and financial condition. In addition, if we sell land or homes at a loss, our results of operations and financial condition could be materially adversely affected.

An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could adversely affect our ability to sell new homes and the price at which we can sell them.

Virtually all of the purchasers of our homes finance their acquisitions through mortgage financing. An increase in interest and mortgage rates, which may occur in the United States in the near future, or a reduction in the availability of mortgage financing could depress new home sales because the increased monthly costs would discourage potential homebuyers. Even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. These conditions could also increase cancellation rates on home purchase contracts, which would reduce our ability to realize our backlog. As a result, increased interest and mortgage rates and reduced mortgage availability could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

More restrictive mortgage regulation and fewer mortgage products could adversely affect our ability to sell new homes.

In Canada, bank regulators, the Ministry of Finance, CMHC and the Bank of Canada work in concert to manage mortgage lending practices. In addition, mortgage insurance is mandatory for mortgages with a loan-to-value ratio greater than 80%. This insurance covers the entire loan amount for its full duration. During the past four years, mortgage insurance rules have been tightened to shorten amortization periods, increase minimum equity requirements and limit the insured loan amounts, all of which have made access to mortgages more difficult and have negatively impacted homebuyers’ ability to purchase homes.

32	2013 Annual Report

Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. Since 2007, however, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some homebuyers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has discouraged people from buying new homes. Beginning in January 2014, the U.S. Consumer Financial Protection Bureau will begin to enforce new rules regarding the origination of mortgages, including criteria for “qualified mortgages”. Other new regulations are forthcoming as required to be implemented pursuant to the U.S. Dodd-Frank Act of 2010. These new regulations could increase the difficulty of obtaining mortgage financing, further discouraging new home purchases.

In both markets, even if potential purchasers do not need financing, these conditions could make it harder for them to resell their homes in the future, which would discourage potential homebuyers. Overall, more restrictive mortgage regulation and fewer mortgage products could materially adversely affect our ability to sell new homes and the price at which we can sell them, which would have a material adverse effect on our business, results of operations and financial condition.

Residential land development and homebuilding is a highly competitive industry, and competitive conditions may adversely affect our results of operations.

The residential land development and homebuilding industry is highly competitive. Residential land developers and homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labor and capital. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by those homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition we face. We also compete with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. These competitive conditions could result in difficulty in acquiring suitable land at acceptable prices, increased selling incentives, lower sales volumes and prices, lower profit margins, impairments in the value of our inventory and other assets or increased construction costs and delays in construction, any of which could adversely affect our business, results of operations and financial condition.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and could reduce our sales.

People who are unemployed, underemployed or concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale, which could reduce our sales, adversely affecting our business and results of operations.

Higher cancellation rates of home purchase contracts may have an adverse effect on our business, financial condition and results of operations.

Our backlog reflects agreements of sale with homebuyers for homes that have not yet been delivered. Particularly in the United States, if prices for new homes decline, interest rates increase, the availability of mortgage financing diminishes, current homeowners find it difficult to sell their current homes, there is a further downturn in local, regional or national economic conditions or competitors increase their use of sales incentives, homebuyers may cancel their existing home purchase contracts with us in order to negotiate a lower price or because they cannot, or become reluctant to, complete the purchase.

In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. We may not have any recourse against the homeowners other than retention of their deposit, and the deposits may not cover the additional costs involved in remarketing the home and carrying of higher inventory. A significant number of cancellations could adversely affect our business, results of operations and financial condition.

Brookfield Residential Properties Inc.	33

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. Homebuilders typically experience the highest new home order activity in the spring and summer months, although new order activity is also highly dependent on the timing of new community openings as well as other market factors. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year, which is typically when we would receive payment. As a result, our revenues from sales of homes are generally higher in the second half of the year. If, due to construction delays or other reasons, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires, we are unable to deliver our expected number of homes in the second half of the calendar year, the full year results of operations may be adversely affected. In many cases, we may not be able to recapture increased costs by raising prices because we fix our prices in advance of delivery by signing new sales contracts.

Our business, results of operations and financial condition could be adversely affected by significant inflation or deflation.

Inflation can adversely affect us by increasing costs of land, materials and labor. We may not be able to offset inflation-related cost increases because inflation can lead to an oversupply of homes relative to demand, which would make it difficult for us to increase the sales prices of homes. Moreover, our costs of capital could increase with inflation, and the purchasing power of our cash resources could decline. Governmental efforts to stimulate the economy have increased the risk of inflation and its resulting adverse impact on our business, results of operations and financial condition. In addition, inflation is often accompanied by higher interest rates as a result of changes to national monetary policies, which have a negative impact on mortgage financing and housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation.

On the other hand, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially limit market activity.

Any of these factors affecting one of our master-planned communities, a region or our business as a whole, many of which are beyond our control, could cause our business, results of operations and financial condition to deteriorate.

Extensive and complex regulation affecting the land development and homebuilding industry subject us to restrictions, additional costs and delays, which could limit our homebuilding or other activities or increase our expenses, which would adversely affect our business and results of operations.

We must comply with extensive and complex local, provincial, state and federal regulation affecting the land development and homebuilding industry. This includes regulation concerning building, health and safety, environmental and zoning matters, among others. Governmental regulation also affects sales activities, mortgage lending activities and other dealings with customers.

In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These governmental authorities often have broad discretion to impose significant conditions to these approvals, if they are granted at all. The industry also has experienced an increase in regulation that limits the availability or use of land. Certain jurisdictions in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives that negatively impact the availability of land and building opportunities within those localities. Further similar initiatives would reduce our ability to operate in those areas, including where we may already own land, as well as cause delays and increase our costs and administration requirements.

In addition, new development projects may be subject to various assessments for schools, parks and other open spaces, new or improved streets and highways, adequate water and sewage facilities and other local services, and may be required to include low and moderate income housing. The costs of these services can be substantial, and if developers are required to fund some or all of the costs, our expenses would increase. These assessments may also raise the price that homebuyers must pay for our homes, which could reduce our sales. In addition, expanded energy efficiency regulation may be implemented in Canada or the United States, which, even if phased in over time, could significantly increase our costs of building homes and the prices of our homes, which could increase our expenses and reduce our sales. Furthermore, municipalities may restrict or place moratoriums on the availability of utilities such as water and sewage facilities.

We incur substantial costs related to compliance with regulatory requirements. Changes in applicable regulation or changes in circumstances may require us to apply for additional approvals or modify our existing approvals, and may impose other new restrictions or requirements that may cause us to determine that a property is not feasible for development or otherwise limit or delay our activities, or impose substantial additional costs and administration

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requirements. Legal challenges to our proposed communities brought by governmental authorities or private parties could have a similar impact. All of these consequences could materially adversely affect our business, results of operations or financial condition.

Regulation related to the protection of the environment, health and safety subject us to additional costs and delays which could adversely affect our business and results of operations.

We must comply with various regulations concerning the protection of the environment, health and safety. This regulation covers, for example, the discharge of pollutants, including asbestos, into the water and air; the handling of hazardous or toxic materials and the clean-up of contaminated sites currently or formerly owned, leased or occupied by us. This environmental regulation results in substantial potential risk and liability, whether or not we caused or knew of the pollution, and can severely restrict land development and homebuilding activity in environmentally sensitive regions or areas. The presence of hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security. Environmental regulations sometimes result in delays and could cause us to implement time-consuming and expensive compliance programs. They can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

Furthermore, we could incur substantial costs, including clean-up costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are often subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our construction activities.

Difficulty in obtaining or retaining qualified trades workers and other labor relations issues could delay or increase the cost of home construction, which would adversely affect our business and results or operations.

Land developers and homebuilders are subject to risks related to labor and services, including shortages of qualified trades people. They may also face challenges as a result of unionization and labor disputes, for example, in the context of collective bargaining.

We depend on the continued availability of and satisfactory performance by sub-contractors for the construction of our homes. For example, in Alberta, given the strength of the commodity and agriculture industries, there is significant competition for skilled tradesmen. In addition, the difficult operating environment over the last five years in the United States has resulted in the failure of some sub-contractors’ businesses and may result in further failures. Furthermore, restrictions on immigration can create a shortage of skilled labor.

We are party to a collective bargaining agreement with the Universal Workers Union L.I.U.N.A. Local 183 pursuant to which we are required to use union members in connection with construction projects undertaken in Simcoe County, an area north of Toronto. The agreement expires on April 30, 2016, subject to automatic renewal every three years. Although we believe our relations with the union to be good, we may be affected in the future by strikes, work stoppages or other labor disputes. Any such events could have a material adverse effect on our business and results of operations. Moreover, our non-union laborers may become subject to labor union organizing efforts. If any current non-union laborers were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

When any of these difficulties occur, it causes delays and increases our costs, which could have an adverse effect on our business and results of operations.

Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire those properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and lots at acceptable prices. The availability of undeveloped land and lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce our sales and profits, and have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to make land purchases will depend upon whether we have sufficient liquidity to fund them.

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If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully or to generate positive cash flows from these operations within expected timeframes, including as a result of unexpected costs or regulatory delay, it will have a material adverse effect on our business and results of operations.

Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

As a master-planned community developer, we will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities, including with respect to actions by subcontractors. Our sales may be negatively affected if any efforts we undertake to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our business and results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes or to modify our community development plans.

A lack of availability or increased cost of required materials, supplies, utilities and resources, as well as unforeseen environmental and engineering problems, could delay or increase the cost of home construction, which would adversely affect our business and results of operations.

Land developers and homebuilders are subject to risks related to:

•	the availability and cost of materials and supplies (and particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs);

•	the availability of adequate utility infrastructure and services;

•	material fluctuations in utility and resource costs; and

•	unforeseen environmental and engineering problems.

Any of these issues could cause delays and increase our costs, which could have an adverse effect on our business and results of operations. In particular, the cost of petroleum products fluctuates and may increase as a result of geopolitical events or accidents. This could result in higher prices for any product utilizing petrochemicals, increased building material delivery costs and higher land development costs.

Furthermore, certain areas in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. These areas have also experienced material fluctuations in utility and resource costs. Shortages of natural resources, particularly water, in our markets, may make it more difficult for us to obtain regulatory approval of new developments, increase our costs and cause delays in completing construction. Utility shortages and rate fluctuations may also adversely affect the regional economies in which we operate, which may have an adverse effect on our sales.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavors.

As a part of our business strategy, we may make acquisitions of, significant investments in, or disposals of businesses. Any future acquisitions, investments or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations;

•	receipt of consent or approval from governmental authorities that could delay or prevent the completion of the acquisition;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

In addition, acquisitions or other major investments can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and other asset impairments increases during a cyclical housing downturn in which our profitability declines.

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While we seek protection through warranties and indemnities in the case of acquisitions, for example, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities.

Any of these factors could have a material adverse effect on our business, results of operations and financial condition.

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Home warranty and construction defect claims may subject us to liabilities as a general contractor and other losses.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can be costly.

Where we act as the general contractor, we are responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful, these claims give rise to liability. We may not be indemnified against substantive claims, and even if we are, we may not be able to collect from the subcontracted party. Subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if Canadian or U.S. regulatory agencies or courts reclassify the employees of sub-contractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors.

We will sometimes become responsible for the losses or other obligations of general contractors we hire if there are unforeseen events like their bankruptcy, or an uninsured or under-insured loss claimed against them. The costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims in the future, our business and results of operations will be adversely affected.

Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings. Furthermore, decreases in home values as a result of general economic conditions may result in an increase in both non-meritorious and meritorious construction defect claims, as well as claims based on marketing and sales practices. Our insurance may not cover all of the claims arising from such issues, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience significant litigation costs and losses that could reduce our net income, even if we successful in defending such claims.

Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits, which could affect our business, results of operations and financial condition.

We are confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with our business. Some of the actions that have been or could be taken by insurance companies include increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect our ability to obtain appropriate insurance coverage at reasonable costs.

In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and costly. These risks associated with insurance costs increases could affect our business, results of operations and financial condition.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our land development and homebuilding activities, we are exposed to potentially significant litigation, arbitration proceedings and other claims, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. With respect to certain general liability exposures, including construction defect and product liability claims, due to the complex nature of these exposures, we are required to exercise significant judgment in interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation. Furthermore, it is difficult to determine the extent to which the assertion of construction defect claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages.

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Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites.

We own and may purchase a number of sites each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters, including cyber-security incidents, which could adversely affect our business and results of operations.

Adverse weather conditions and natural and man-made disasters such as hurricanes, tornadoes, storms, earthquakes, floods, droughts, fires, snow, blizzards and other environmental conditions, as well as terrorist attacks, riots, cyber-security incidents and electrical outages, can have a significant effect on our ability to develop our communities. These adverse conditions can cause physical damage to work in progress and new homes, delays and increased costs in the construction of new homes and disruptions and suspensions of our operations, whether caused directly or by disrupting or suspending operations of those upon whom we rely in our operations. These conditions can mutually cause or aggravate each other, and their incidence and severity are unpredictable. Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cyber-security protection costs, litigation and reputational damage adversely affecting our business and results of operations.

If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruptions or losses resulting from these conditions, our business and results of operations will be adversely affected. In addition, damage to new homes caused by these conditions may cause our insurance costs to increase.

We cannot predict the impact that changing climate conditions, including legal, regulatory and social responses thereto, may have on our business.

Various scientists, environmentalists, international organizations, regulators and other commentators believe that global climate change has added, and will continue to add, to the unpredictability, frequency and severity of natural disasters in certain parts of the world. A number of legal and regulatory measures as well as social initiatives have been introduced in an effort to reduce greenhouse gas and other carbon emissions which some believe may be chief contributors to global climate change. We cannot predict the impact that changing climate conditions, if any, will have on our results of operations or our financial condition. Moreover, we cannot predict how legal, regulatory and social responses to concerns about global climate change will impact our business.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities and workers’ compensation claims incurred as a result. Such a failure could also generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities and our ability to win new business, which in turn could have a material adverse effect on our business, results of operation and financial condition.

If we are not able to retain our executive officers, our business and results of operations could be adversely affected.

We do not have employment agreements with any of our executive officers, which could affect our ability to retain their services. Should we lose the services of one or all of our executive officers and they cannot be adequately replaced, our ability to accomplish the objectives set forth in our business plan could be adversely affected, which would adversely affect our business and results of operations.

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Our relationship with our majority shareholder, Brookfield Asset Management, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties.

As of February 12, 2014, Brookfield Asset Management beneficially owned or controlled or directed, directly or indirectly, approximately 68.9% of our outstanding Common Shares. Our relationship with Brookfield Asset Management and its affiliates includes an unsecured revolving credit facility with a subsidiary of Brookfield Asset Management and the purchase of Canadian tax credits from Brookfield Asset Management for the year ended December 31, 2013. Additionally, we have the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties and Brookfield Global Asset Management Limited, a subsidiary of Brookfield Asset Management. These and other arrangements with affiliates may not be on terms at least as favorable to us as those that could be negotiated with third parties, despite procedural protections to simulate arm’s length negotiations, such as the prior approval of related party transactions by our independent directors. Conversely, the terms of our agreements with affiliates could be more favorable to us than would be available from a third party. In such event, should we be required to replace these arrangements, we might not be able to obtain terms as least at favorable as those with affiliates.

Risks Related to Financing and Liquidity

Our significant levels of debt and leverage could adversely affect our financial condition.

Our total debt as of December 31, 2013 was approximately $1.4 billion. Our leverage could have important consequences, including the following:

•	the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;

•	some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and

•	our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make us more vulnerable to a general economic downturn.

If any of these conditions occur, or should we be unable to repay these obligations as they become due, our financial condition will be adversely affected.

In addition, our various debt instruments contain financial and other restrictive covenants that may limit our ability to, among other things, borrow additional funds that might be needed in the future. We also guarantee shortfalls under some of our community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. Historically, we financed many of our projects located in the United States individually and may continue to do so in the future. As a result, to the extent we increase the number of projects and our related investment, our total debt obligations may increase. In general, we repay the principal of our project debt from the proceeds of home and lot closings. Based on our interest rate sensitive net debt levels, as of December 31, 2013, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $2 million on our cash flows.

If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected.

We operate in a capital intensive industry and require capital to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favorable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations.

The availability of financing from banks and the public debt markets has experienced significant volatility in the United States in recent years. Due to the uncertainties that exist in the credit markets, economy and for homebuilders in general, we cannot be certain that we will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances, is not available when needed or is not available on acceptable terms, our business and results of operations will be adversely affected.

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Our access to capital and our ability to obtain additional financing could be affected by any downgrade of our credit ratings.

The Company’s corporate credit rating and ratings on the Company’s senior secured and unsecured notes and our current credit condition affect, among other things, our ability to access new capital, especially debt. Negative changes in these ratings may result in more stringent covenants and higher interest rates under the terms of any new debt. If our credit ratings are lowered or rating agencies issue adverse commentaries in the future, it could have a material adverse effect on our business, results of operations, financial condition and liquidity. In particular, a weakening of our financial condition, including a significant increase in our leverage or decrease in our profitability or cash flows, could adversely affect our ability to obtain necessary funds, result in a credit rating downgrade or change in outlook, or otherwise increase our cost of borrowing.

An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment, completion and surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment, completion and surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. Our ability to obtain additional performance, payment, completion and surety bonds and letters of credit primarily depends on our capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the performance bond market. Performance, payment, completion and surety bond and letter of credit providers consider these factors, in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our claims record or our providers’ requirements or policies change or if the market’s capacity to provide performance and completion bonds is not sufficient and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment, completion and surety bonds or letters of credit when required, which could limit our future growth or have a material adverse effect on our existing business, results of operations and financial condition.

Changes to foreign currency exchange rates could adversely affect the value of our results of operations and financial condition.

We have businesses with earnings in both the United States and Canada. Our financial results are reported in U.S. dollars. Changes in the U.S. dollar/Canadian dollar exchange rate will affect the value of the reported earnings and the value of those assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, and vice versa. Our results of operations and financial condition may be adversely affected by such exchange rate fluctuations.

Tax law changes could make home ownership more expensive or less attractive, which could have an adverse impact on demand for and sales prices of new homes.

In the United States, unlike in Canada, significant expenses for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, eliminating or substantially modifying these income tax deductions, the after-tax cost of owning a new home would increase for many potential purchasers of our homes. Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential purchasers of our homes to obtain financing or their desire to purchase new homes. In addition, increases in sales and other taxes could discourage potential homebuyers from purchasing one of our homes.

Any resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

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Risks Related to Our Common Shares

If our share price declines, investors in our Common Shares could lose a significant part of their investment.

The market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including those described above in “Risks Related to the Business and Industry of the Corporation” and the following:

•	variations in our quarterly or annual operating results and financial condition and those of our competitors;

•	differences between our actual financial and operating results and those expected by investors;

•	the inability to meet the financial estimates of analysts who follow our Common Shares;

•	changes in financial estimates by securities analysts;

•	the failure of securities analysts to cover or continue to cover our Common Shares;

•	general economic, political and stock market conditions;

•	changes in government regulations affecting our business, including investment restrictions;

•	the failure to meet, or delay in meeting, our growth targets;

•	announcements by us or our competitors of strategic actions such as significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	business risks and conditions in the land development and homebuilding markets and housing markets generally;

•	investor perception of the homebuilding industry;

•	future sales of our Common Shares or other securities;

•	the depth and liquidity of the market for our Common Shares;

•	interest rates;

•	investor perceptions of the investment opportunity associated with our Common Shares relative to other investment alternatives; and

•	our dividend policy.

As a result of these factors, investors in our Common Shares may not be able to resell their Common Shares at or above the price at which they were purchased or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Common Shares, regardless of our operating performance. Price volatility may be greater if the trading volume of our Common Shares is low. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading prices of our Common Shares. As a result, investors in our Common Shares could lose a significant part of their investment.

Investors might have difficulty enforcing civil liabilities in the United States against us and our directors and officers.

We are organized outside of the United States. Many of our directors and officers and the experts named in our Annual Information Form reside outside the United States. Because we and those persons are located outside the United States, it may not be possible for investors to effect service of process within the United States on us or them. Furthermore, it may not be possible for investors to enforce against us or them, in the United States, judgments obtained in U.S. courts, because a substantial portion of our and their assets are located outside the United States. Investors’ rights will be subject to the laws of multiple jurisdictions, and investors may not be able to enforce investors’ rights effectively in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly and often result in substantial uncertainty and delay in the enforcement of rights. In addition, treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court. We have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. However, we cannot assure you that this will be the case. In addition, we have also been advised by our Canadian counsel that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers or some of the experts named in our Annual Information Form.

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In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern, which could adversely affect investors’ ability to enforce their rights.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to investors of companies that are not “controlled companies.”

As of February 12, 2014, Brookfield Asset Management and its affiliates owned approximately 68.9% of our outstanding Common Shares and, as a result, we are a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt under the NYSE standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of our board of directors consist of independent directors; that our board of directors have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to us under the NYSE rules. If we make use of the NYSE’s “controlled company” exemptions, investors may not have the same protection afforded to investors of companies that are not “controlled companies.”

Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE.

The Common Shares are listed on the NYSE, and we will be subject to certain corporate governance and other requirements to maintain our listing. However, as a foreign private issuer, we are permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the NYSE corporate governance standards. As a result, investors may not have the same protections afforded to investors of companies that are not eligible for exemption from any of the NYSE corporate governance requirements.

If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are complex, fact specific, and subject to interpretative differences, so that we cannot give any assurance as to our status as a PFIC for the current or any future year.

If we were to constitute a PFIC for any year during which a U.S. Holder (as defined below) owns Common Shares, then the U.S. Holders could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless certain elections were made. In addition, U.S. Holders of a PFIC have certain IRS reporting obligations. U.S. Holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation. For purposes hereof a “U.S. Holder” means (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United Sates any state therein or the District of Columbia; or (iii) any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our Common Shares.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

The Corporation has not declared or paid dividends on the Common Shares. We cannot predict at this time whether we will pay dividends on Common Shares in future. Whether we will pay dividends on Common Shares, and the timing and amount of any dividends, will be subject to approval and declaration by the board of directors, and will depend on a variety of factors, including our earnings, cash requirements and financial condition and other factors deemed relevant by the board of directors.

Brookfield Residential Properties Inc.	43

Present and future offerings of debt or equity securities ranking senior to our Common Shares may adversely affect the market price of our Common Shares and dilute the value of an investment in Common Shares.

If we decide to issue debt or equity securities ranking senior to our Common Shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of holders of our Common Shares and may result in dilution to holders of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price per Common Share, resulting in the dilution of existing shareholders. Issuances of a substantial number of Common Shares in the public market or the perception that such issuances might occur could materially adversely affect the market price of our Common Shares. The existence of options or convertible securities or other potential issuances of Common Shares may also materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. We issue new Common Shares from time to time, as follows:

•	Dividends on our Preferred shares, which are payable semi-annually in arrears, normally at the end of June and December of each year, are payable at our election in cash, shares of Common Shares or a combination of cash and Common Shares.

•	Beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, we may, at our option, require all Preferred shares to be automatically converted into Common Shares.

•	The exercise of any options granted to directors, executive officers and other employees under our stock compensation plans will result in the issuance of Common Shares.

•	From time to time, we may issue additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

In addition, if Brookfield Asset Management should decide in the future to sell any of Common Shares beneficially owned by it or the market perceives that Brookfield Asset Management will sell, the sale (or the perception of the market that a sale may occur) could adversely affect the trading prices of our Common Shares.

Brookfield Asset Management continues to have significant influence over us, which could result in actions that holders of Common Shares do not believe to be in their interests or the Corporation’s interests, which may have an adverse effect on the trading prices of our Common Shares.

Brookfield Asset Management beneficially owns, or controls or directs, directly or indirectly, 81,493,112 of our Common Shares, representing approximately 68.9% of the outstanding Common Shares. Accordingly, Brookfield Asset Management has significant influence on our strategic direction and significant corporate transactions, and its interests in these matters may conflict with those of our other shareholders. As a result, Brookfield Asset Management could cause Brookfield Residential to take actions that other shareholders do not support.

This concentrated ownership of outstanding Common Shares may also limit the ability of holders of Common Shares to influence corporate matters. As a result, we may take actions that holders of Common Shares do not believe to be in our interests or their interests and that could depress our share price. Furthermore, Brookfield Asset Management’s significant ownership interest in us combined with other anti-takeover provisions could deter an acquisition proposal that investors may consider favorable, since Brookfield Asset Management could vote a majority of our Common Shares against any takeover proposal submitted for shareholder approval, or otherwise delay or prevent a change in control. This could have an adverse effect on trading prices of Common Shares.

44	2013 Annual Report

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISKS

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rates

We are exposed to financial risks that arise from the fluctuations in interest rates. Our interest-bearing assets and liabilities are mainly at floating rates, so we would be negatively impacted, on balance, if interest rates increase. From time to time, the Company enters into interest rate swap contracts. At December 31, 2013, we had interest rate swap contracts totalling $50 million at an average rate of 5% per annum. Based on our net debt levels as of December 31, 2013, a 1% change in interest rates would have either a negative or positive effect of approximately $2 million on our cash flows. Expense of $nil million was recognized during the year ended December 31, 2013, and was included in other income / (expense). All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the statements of operations as hedge accounting has not been applied.

Our interest rate swaps are not designated as hedges under ASC Topic 815 Derivatives and Hedging. We are exposed to market risk associated with changes in the fair values of the swaps, and such changes must be reflected in our consolidated statements of operations. As of December 31, 2013, the fair value of the interest rate swaps totalled a liability of $6.5 million.

Exchange Rates

We conduct business in both Canadian and U.S. dollars; therefore, we are exposed to currency risks. Our cash flows from Canadian and U.S. operations are exposed to foreign exchange risk as sales and operating expenses are denominated in local currencies. Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at December 31, 2013, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $2 million. Our liability in respect of equity compensation arrangements is subject to variability based on changes in our underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, we entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At December 31, 2013, the fair market value of the total return swap was an asset of $13 million and was included in accounts receivable and other assets. Revenue of $4 million was recognized related to the total return swap during the year ended December 31, 2013, and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the year ended December 31, 2013 was expense of $18 million, relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the statements of operations because hedge accounting has not been applied.

Brookfield Residential Properties Inc.	45

(b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

We assess the credit worthiness of each counterparty before entering into contracts and ensure that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of our derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. We do not expect to incur credit losses in respect to any of these counterparties. The maximum exposure in respect to receivables is equal to the carrying value.

(c)	Liquidity Risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure we are able to react to contingencies and investment opportunities quickly, we maintain sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We are subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. We believe these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. We also seek to include in debt agreements terms that protect us from liquidity issues of counterparties that might otherwise impact our liquidity.

46	2013 Annual Report

Management’s Responsibility for Financial Reporting

Management of Brookfield Residential Properties Inc. (“Brookfield Residential”) is responsible for the integrity and fair presentation of the financial information, including the consolidated financial statements and management’s discussion and analysis and review, contained in this annual report. To fulfill this responsibility, the Company maintains a system of internal controls to ensure that its reporting practices and accounting and administrative procedures are appropriate and provide assurance that relevant and reliable information is produced. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and include some amounts based on management’s best estimates and careful judgment in the circumstances. The consolidated financial statements include the accounts of Brookfield Residential and all of its subsidiaries (collectively, the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements.

Deloitte LLP, the independent registered chartered accountants appointed by the shareholders, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) standards to enable them to express to the Board of Directors and shareholders their opinion on the consolidated financial statements. Their report as independent registered chartered accounts is set out on the following page.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting. The Board of Directors carries out these responsibilities primarily through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 11, 2014

Brookfield Residential Properties Inc.	47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the accompanying consolidated financial statements of Brookfield Residential Properties Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the consolidated statements of operations, equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Residential Properties Inc. and subsidiaries as of December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) and our report dated February 11, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 11, 2014

48	2013 Annual Report

Management’s Responsibility on Internal Control over Financial Reporting

Management of Brookfield Residential Properties Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision, of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effective of internal control over the financial reporting to future periods are subject to the risk that the controls may become inadequate because of change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (1992). Management has assessed the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management determined that the Company maintained effective internal controls over financial reporting as of December 31, 2013. There are no material weaknesses that have been identified by management.

Brookfield Residential Properties Inc.’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as at and for the year ended December 31, 2013, and as stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP, expressed an unqualified opinion on the effectiveness of Brookfield Residential Properties Inc.’s internal control over financial reporting.

/s/ Alan Norris

Alan Norris

President and Chief Executive Officer

/s/ Craig J. Laurie

Craig J. Laurie

Executive Vice President and Chief Financial Officer

Calgary, Canada

February 11, 2014

Brookfield Residential Properties Inc.	49

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brookfield Residential Properties Inc.

We have audited the internal control over financial reporting of Brookfield Residential Properties Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013 of the Company and our report dated February 11, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

Calgary, Canada

February 11, 2014

50	2013 Annual Report

CONSOLIDATED FINANCIAL STATEMENTS

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED BALANCE SHEETS

(all dollar amounts are in thousands of U.S. dollars)

		As at December 31
	Note	2013	2012
Assets
Land and housing inventory	2	$2,399,242	$2,250,256
Investments in unconsolidated entities	3	206,198	155,352
Commercial properties	4	—	15,363
Commercial assets held for sale	5	47,733	—
Receivables and other assets	7	341,090	331,244
Restricted cash	8	8,169	13,596
Cash and cash equivalents		319,735	49,826
Deferred income tax assets	12	21,594	10,552

Total assets		$3,343,761	$2,826,189

Liabilities and Equity
Notes payable	9	$1,100,000	$600,000
Bank indebtedness and other financings	10	348,853	459,329
Accounts payable and other liabilities	11	418,410	427,020

Total liabilities		1,867,263	1,486,349

Other interests in consolidated subsidiaries	13	36,641	32,445

Preferred Shares – 64,061 shares outstanding (December 31, 2012 – 65,286 shares outstanding)	14	1,600	1,630
Common Shares – 117,026,076 shares outstanding (December 31, 2012 – 116,279,534 shares outstanding)	14	332,511	324,704
Additional paid-in-capital		415,377	411,010
Retained earnings		625,482	483,450
Non-controlling interest	13	35,047	5,539
Accumulated other comprehensive income		29,840	81,062

Total equity		1,439,857	1,307,395

Total liabilities and equity		$3,343,761	$2,826,189

Commitments, contingent liabilities and other	17
Guarantees	18

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	51

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

		Years Ended December 31
	Note	2013	2012
Revenue
Land		$373,323	$621,905
Housing		982,822	718,465

Total revenue		1,356,145	1,340,370

Direct Cost of Sales
Land		(199,976)	(449,313)
Housing		(781,234)	(598,340)

Total direct cost of sales		(981,210)	(1,047,653)
Selling, general and administrative expense		(170,062)	(128,377)
Equity in earnings from unconsolidated entities	3	8,820	9,882
Depreciation		(4,621)	(3,386)
Interest expense		(51,127)	(41,406)
Other income / (expense)		13,893	(800)

Income Before Income Taxes		171,838	128,630
Current income tax expense	12	(1,953)	(45,879)
Deferred income tax (expense) / recovery	12	(21,272)	9,788

Net Income		148,613	92,539

Other Comprehensive Income
Unrealized foreign exchange (loss) / gain on:
Translation of the net investment in Canadian subsidiaries		(51,222)	20,369
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries		—	(18,240)

Comprehensive Income		$97,391	$94,668

Net Income / (Loss) Attributable To:
Consolidated		$148,613	$92,539
Non-controlling interests and other interests in consolidated subsidiaries	13	6,453	(622)

Brookfield Residential		$142,160	$93,161

Comprehensive Income / (Loss) Attributable To:
Consolidated		$97,391	$94,668
Non-controlling interests and other interests in consolidated subsidiaries	13	6,453	(622)

Brookfield Residential		$90,938	$95,290

Common Shareholders Earnings Per Share
Basic	16	$1.22	$0.92
Diluted	16	$1.21	$0.91
Weighted Average Common Shares Outstanding (in thousands)
Basic	16	116,670	101,609
Diluted	16	117,645	102,054

See accompanying notes to the consolidated financial statements

52	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF EQUITY

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2013	2012
Preferred Shares (Note 14)
Opening balance	$1,630	$1,748
Conversion of Preferred Shares into Common Shares	(30)	(118)

Ending balance	1,600	1,630

Common Shares (Note 14)
Opening balance	324,704	93,383
Issuance of Common Shares	7,777	231,203
Conversion of Preferred Shares into Common Shares	30	118

Ending balance	332,511	324,704

Additional Paid-in-Capital
Opening balance	411,010	404,777
Share-based compensation costs	6,340	7,294
Stock option exercises	(2,967)	(1,061)
Non-controlling interest repurchased	994	—

Ending balance	415,377	411,010

Retained Earnings
Opening balance	483,450	390,429
Net income attributable to Brookfield Residential	142,160	93,161
Dividends on Preferred Shares	(128)	(135)
Distributions	—	(5)

Ending balance	625,482	483,450

Accumulated Other Comprehensive Income
Opening balance	81,062	78,933
Other comprehensive (loss) / income	(51,222)	2,129

Ending balance	29,840	81,062

Total Brookfield Residential Equity	$1,404,810	$1,301,856

Non-controlling Interest (Note 13)
Opening balance	$5,539	$6,439
Net loss attributable to non-controlling interest	(340)	—
Non-controlling interest issued / (repurchased)	25,402	(5,927)
Contributions	4,446	5,027

Ending balance	$35,047	$5,539

Total Equity	$1,439,857	$1,307,395

See accompanying notes to the consolidated financial statements

Brookfield Residential Properties Inc.	53

BROOKFIELD RESIDENTIAL PROPERTIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(all dollar amounts are in thousands of U.S. dollars)

	Years Ended December 31
	2013	2012
Cash Flows (Used in) / Provided by Operating Activities
Net income	$148,613	$92,539
Adjustments to reconcile net income to net cash used in operating activities:
Undistributed earnings from unconsolidated entities	(1,667)	(4,581)
Deferred income tax expense / (recovery)	21,272	(9,788)
Share-based compensation costs	6,340	7,294
Depreciation	4,621	3,386
Amortization of non-cash vendor take back (“VTB”) interest	576	—
Changes in operating assets and liabilities:
Increase in receivables and other assets	(44,687)	(38,346)
Increase in land and housing inventory	(189,815)	(160,865)
(Decrease) / increase in accounts payable and other liabilities	(33,351)	140,312

Net cash (used in) / provided by operating activities	(88,098)	29,951

Cash Flows (Used in) / Provided by Investing Activities
Investments in unconsolidated entities	(76,039)	(14,823)
Distributions from unconsolidated entities	24,747	35,016
Change in restricted cash	5,414	(4,468)

Net cash (used in) / provided by investing activities	(45,878)	15,725

Cash Flows Provided by / (Used in) Financing Activities
Drawings under project-specific and other financings	211,411	327,270
Repayments under project-specific and other financings	(344,480)	(273,641)
Drawings on bank indebtedness	64,333	9,000
Repayments on bank indebtedness	(34,866)	(178,292)
Drawings from affiliate	—	109,000
Repayments to affiliate	—	(335,000)
Drawings under unsecured senior notes payable	500,000	600,000
Common shares issued net of issue costs	—	228,181
Repayments under notes payable	—	(485,673)
Contributions to non-controlling interest and other interests in consolidated subsidiaries	(1,048)	(1,076)
Exercise of stock options	4,810	1,709
Dividends paid to preferred shareholders	(128)	(135)

Net cash provided by financing activities	400,032	1,343

Effect of foreign exchange rates on cash and cash equivalents	3,853	645

Change in cash and cash equivalents	269,909	47,664
Cash and cash equivalents at beginning of year	49,826	2,162

Cash and cash equivalents at end of year	$319,735	$49,826

Supplemental Cash Flow Information
Interest paid	$64,934	$71,921
Income taxes paid	$45,522	$41,867

See accompanying notes to the consolidated financial statements

54	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 1. Significant Accounting Policies

(a)	Basis of Presentation

Brookfield Residential Properties Inc. (the “Company” or “Brookfield Residential”) was incorporated in Ontario, Canada and became a public company on March 31, 2011 pursuant to the contribution of Brookfield Office Properties’ residential land and housing division (“BPO Residential”) and the merger of Brookfield Homes Corporation (“Brookfield Homes”) into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011 (the “Transaction”). The Company began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP” on April 1, 2011.

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the consolidated accounts of Brookfield Residential, its subsidiaries, investments in unconsolidated entities and variable interest entities in which the Company is the primary beneficiary. All intercompany accounts, transactions and balances have been eliminated upon consolidation.

All dollar amounts discussed herein are in U.S. dollars and in thousands, unless otherwise stated. Amounts in Canadian dollars are identified as “C$.”

(b)	Revenue Recognition

Land sales are recognized when title passes to the purchaser upon closing, all material conditions of the sales contract have been met and a significant cash down payment or appropriate security is received and collectability is reasonably assured. Revenues from the sale of homes are recognized when title passes to the purchaser upon closing, wherein all proceeds are received or collectability is reasonably assured. In certain circumstances, when title transfers but material future development exists, the percentage-of-completion method is used to recognize revenue.

The Company grants homebuyers sales incentives from time-to-time in order to promote sales of its homes. These incentives will vary by type and by amount on a community-by-community and home-by-home basis. Incentives that impact the value of the home or the sales price paid, such as additional options, are reflected as a reduction to sales revenue. Incentives that are paid to an outside party, such as paying some or all of a homebuyer’s closing costs, are recorded as cost of sales. Incentives are recognized at the time title passes to the homebuyer and the sale is recognized.

(c)	Land and Housing Inventory

(i) Carrying values: Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses. In accordance with the United States Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360 Property, Plant and Equipment, land and housing assets owned directly by the Company and through its unconsolidated entities are reviewed for recoverability on a regular basis; the Company assesses these assets no less than quarterly for recoverability and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment include, but are not limited to: significant decreases in local housing market values and selling prices of comparable homes; significant decreases in gross margins and sales absorption rates; accumulation of costs in excess of budget; actual or projected operating or cash flow losses; and current expectations that a real estate asset will more likely than not be sold before its previously estimated useful life. For communities where the current competitive and market dynamics indicate that these factors may be other than temporary, which may call into question the recoverability of the Company’s investment, a formal impairment analysis is performed. The formal impairment analysis consists of both qualitative competitive market analyses and a quantitative analysis reflecting market and asset specific information.

The qualitative competitive market analysis includes review of factors such as the target buyer and the macroeconomic characteristics that impact the performance of the Company’s assets, such as unemployment and the availability of mortgage financing, among other things. Based on this qualitative competitive market analysis, adjustments to sales prices may be required in order to make the Company’s communities competitive. The Company incorporates these adjusted prices in the quantitative analysis for the specific community.

Recoverability is measured by comparing the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. To arrive at the estimated fair value of land and housing inventory, the Company estimates the cash flow for the life of each project. Specifically, on a land project, the Company estimates the timing of future land sales and the estimated revenue per lot, as well as estimated margins with respect to future land sales. On a housing project, the Company evaluates the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the project. For the land and housing inventory, the Company continuously evaluates projects

Brookfield Residential Properties Inc.	55

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, cost estimates and sales rates for short-term projects are consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. In some instances, the Company may incorporate a certain level of inflation or deflation into the projected revenue and cost assumptions for these longer term projects. Management identifies potentially impaired land and housing projects based on these quantitative factors as well as qualitative factors obtained from the local market areas. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs using a discounted cash flow methodology which incorporates market participant assumptions.

Due to uncertainties in the estimation process, particularly with respect to projected home sales prices and absorption rates, the timing and amount of the estimated future cash flows and discount rates, it is reasonably possible that actual results could differ from the estimates used in the impairment analyses. Assumptions about future home sales prices and absorption rates require significant judgment because the residential homebuilding industry is cyclical and is highly sensitive to changes in economic conditions. Because the projected cash flows used to evaluate the fair value of inventory are significantly impacted by changes in market conditions including decreased sales prices, a change in sales prices or changes in absorption estimates based on current market conditions and management’s assumptions relative to future results could lead to additional impairments in certain communities during any given period.

The Company has also entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. The majority of the option contracts require a non-refundable cash deposit based on a percentage of the purchase price of the property. Option contracts are recorded at cost. In determining whether to pursue an option contract, the Company estimates the option primarily based upon the expected cash flows from the optioned property. If the intent is to no longer pursue an option contract, the Company records a charge to earnings of the deposit amounts and any other related pre-acquisition entitlement costs in the period the decision is made.

(ii) Capitalized costs: In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development.

The Company capitalizes certain interest costs to qualified inventory during the development and construction period in accordance with ASC Topic 835-20 Capitalization of Interest. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest incurred on home building indebtedness in excess of qualified inventory, as defined in ASC 835-20, is charged to the consolidated statement of operations in the period incurred.

(d)	Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Acquisitions of operating commercial properties are accounted for utilizing the acquisition method of accounting. Estimates of future cash flows and other valuation techniques are used to allocate the purchase price of acquired property between land, buildings and improvements, equipment, debt, liabilities assumed and identifiable intangible assets and liabilities, if applicable. Expenditures for significant betterments and improvements are capitalized. Maintenance and repairs are charged to expense when incurred. Construction and improvement costs incurred in connection with the development of new properties or the redevelopment of existing properties are capitalized. After initial recognition, commercial properties are carried at the cost basis less accumulated depreciation. Real estate taxes and interest costs incurred during development periods are capitalized. Capitalized interest costs are based on qualified expenditures and interest rates in place during the development period. Capitalized real estate taxes and interest costs are amortized over lives which are consistent with the developed assets.

Pre-development costs, which generally include legal and professional fees and other directly-related third party costs, are capitalized as part of the property being developed. In the event a development is no longer deemed to be probable, the costs previously capitalized are expensed.

Depreciation of commercial property is recorded over the estimated useful life of 40 years using the straight-line method.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(e)	Assets Held for Sale

Long-lived assets and groups of assets and liabilities which are considered to be disposal groups are presented as assets held for sale when the criteria in ASC Topic 360 Property, Plant and Equipment are met. Assets are reclassified as held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale in its present condition subject to usual and customary terms, an active program to find a buyer is in place, the sale of the asset is probable within one year, the asset is being actively marketed at a price that is reasonable in relation to its fair value and it is unlikely that significant changes to the plan will be made.

While classified as held for sale, assets are carried at the lower of their carrying value and the fair value less costs to sell. Assets held for sale are not depreciated.

(f)	Unconsolidated Entities

The Company participates in a number of unconsolidated entities in which it has less than a controlling interest to develop and sell land to the unconsolidated entity members and other third parties. These unconsolidated entities are accounted for using the equity method. The Company recognizes its proportionate share of the earnings from the sale of lots to other third parties. The Company does not recognize earnings from the purchase of lots from its unconsolidated entities and reduces its cost basis of the land purchased accordingly.

(g)	Use of Estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the carrying amounts of particular assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where judgment is applied include asset valuations, investments in unconsolidated entities, assessment of variable interest entities, assets and liabilities associated with assets held for sale, tax provisions, warranty costs, valuation of financial instruments, deferred income tax assets and liabilities, accrued liabilities, contingent liabilities including litigation and the purchase price allocated to the assets acquired and the liabilities assumed of an acquisition. Actual results could differ materially from these estimates.

(h)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and all highly liquid short-term investments with original maturity less than 90 days. The carrying value of these investments approximates their fair value.

(i)	Restricted Cash

Restricted cash includes cash collateralization of development letters of credit, as well as funds in various cash accounts reserved for letters of credit, guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

(j)	Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740 Income Taxes. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

Provisions (benefits) for federal, state and provincial income taxes are calculated on reported pretax income (losses) based on current tax law and also include, in the applicable period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently receivable or payable because certain items of income and expense are recognized for financial reporting purposes in different periods than for income tax purposes. Significant judgment is required in determining income tax provisions (benefits) and evaluating tax positions. The Company establishes reserves for income taxes when, despite the belief that its tax positions are fully supportable, it believes that its positions may be challenged and disallowed by various tax authorities. The consolidated tax provisions (benefits) and related accruals include the impact of such reasonably estimable disallowances as deemed appropriate. To the extent that the probable tax outcome of these matters changes, such changes in estimates will impact the income tax provision (benefit) in the period in which such determination is made.

In accordance with ASC Topic 740, the Company assesses on a quarterly basis the realizability of its deferred tax assets. Significant judgment is required in estimating valuation allowances for deferred tax assets. A valuation allowance is established against a deferred tax asset if, based on the available evidence, it is more-likely-than-not that such asset will not be realized. The Company’s assessment includes evaluating the following significant factors: an assessment of recent years’ profitability and losses which considers the nature, frequency, and severity of current and cumulative losses; management’s forecasts or expectation of profits based on margins and volumes expected to be realized (which are based on current pricing and volume trends); the long duration of five to twenty years or more in all significant operating jurisdictions before the expiry of net operating losses, and taking into consideration that a substantial portion of the deferred tax asset is composed of deductible temporary differences that are not subject to an expiry period until realized under tax law.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company bases its estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, on business plans and other expectations about future outcomes. Changes in existing tax laws or rates could affect actual tax results, and future business results may affect the amount of deferred tax liabilities or the valuation of deferred tax assets over time. The Company’s accounting for deferred tax assets represents its best estimate of future events using the guidance provided by ASC Topic 740.

(k)	Share-Based Compensation

The Company accounts for option grants, escrowed stock and deferred share unit grants in accordance with ASC Topic 718 Compensation-Stock Compensation. All options granted have exercise prices equal to the market value of the Common Shares on the date of the grant, determined in accordance with the Company’s management share option plan (“option plan”). Participants in the option plan can exercise their options to purchase shares at the exercise price as options vest. All options vest over a period of five years.

The Company records the fair value of options using a Black-Scholes option pricing model. Options have been recorded in additional paid-in-capital. In addition, the Company records the deferred share units as a liability as disclosed in accounts payable and other liabilities. See Note 15 “Share-Based Compensation” for further discussion.

(l)	Foreign Currency Translation

The functional and presentation currency of the Company is the U.S. dollar. Each of the Company’s subsidiaries, affiliates and jointly controlled entities determines its own functional currency and items included in the financial statements of each subsidiary and affiliate are measured using that functional currency. The Company’s Canadian operations are self-sustaining and have a Canadian dollar functional currency. The financial statements of its self-sustaining Canadian operations are translated into U.S. dollars using the current rate method.

Assets and liabilities of subsidiaries or equity accounted investees having a functional currency other than the U.S. dollar are translated at the rate of exchange on the balance sheet date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in other comprehensive income (“OCI”).

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the balance sheet date. Gains and losses on translation of monetary items are recognized in the consolidated statements of operations as other income / (expense), except for those related to monetary liabilities qualifying as hedges of the Company’s investment in foreign operations or certain intercompany loans to or from a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future, which are included in OCI.

(m)	Earnings Per Share

Earnings per share is computed in accordance with ASC Topic 260 Earnings Per Share. Basic earnings per share is calculated by dividing net income attributable to Brookfield Residential less Preferred Share dividends by the weighted average number of Common Shares outstanding for the period. Diluted earnings per share is calculated by dividing net income less Preferred Share dividends for the period by the average number of Common Shares outstanding including all potentially dilutive convertible Preferred Shares and issuable Common Shares under the option plan.

(n)	Advertising Costs

The Company expenses advertising costs as incurred, which are included in the consolidated statements of operations as selling, general and administrative expense.

(o)	Warranty Costs

Estimated future warranty costs are accrued and charged to cost of sales at the time the revenue associated with the sale of each home is recognized. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. Costs are accrued based upon historical experience.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(p)	Variable Interest Entities

The Company accounts for its variable interest entities (“VIEs”) in accordance with ASC Topic 810 Consolidation. The decision to consolidate a VIE begins with establishing that a VIE exists. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investor lacks one of three characteristics associated with owning a controlling financial interest. Those characteristics are the power to direct the activities of an entity that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses of the entity, and the right to receive the expected residual returns of the entity. The entity that has (i) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE is considered to have a controlling financial interest in a VIE and is required to consolidate such entity. The Company has determined that it has a controlling financial interest in certain VIEs which are included in these financial statements as a component of “land and housing inventory.” The interests of others are included in accounts payable and other liabilities. See Note 2 “Land and Housing Inventory” and Note 3 “Investments in Unconsolidated Entities” for further discussion on the consolidation of land option contracts and unconsolidated entities.

(q)	Other Interests in Consolidated Subsidiaries

The Company accounts for the other interests in consolidated subsidiaries in accordance with ASC Topic 480 Distinguishing Liabilities From Equity. Redeemable non-controlling interest is initially measured at the non-controlling interests’ proportionate share of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized at the time of investment outside of permanent equity of the Company’s consolidated balance sheet in accordance with ASC 480-10. Subsequently, the redeemable non-controlling interests are carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss; or (2) the expected redemption value. The change in the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect changes in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

(r)	Derivative Financial Instruments and Hedging Activities

The Company accounts for its derivative and hedging activities in accordance with ASC Topic 815 Derivatives and Hedging, which requires the Company to recognize all derivative instruments at their fair values as either assets or liabilities on its balance sheet. The accounting for changes in fair value (i.e. gains or losses) of a derivative instrument depends on whether the Company has designated it, and whether it qualifies, as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments that are designated and qualify as a cash flow hedge (i.e. hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction in the same period or periods during which the hedged transaction affects earnings (i.e. in “interest expense” when the hedged transactions are interest cash flows associated with floating-rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative changes in the present value of future cash flows of the hedged item, if any, is recognized in the realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in realized and unrealized gain / (loss) on derivatives in current earnings during the period of change. Income and/or expense from changes in fair value on interest rate swaps are recognized as an adjustment to other income. The exchanges of payments on interest rate swap contracts are recorded as an adjustment to interest expense.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in current earnings on the ineffective portion of the hedge, or when there is a disposal or partial disposal of a foreign operation being hedged.

(s)	Fair Value Instruments

The FASB’s authoritative guidance for fair value measurements establishes a three-level hierarchy based upon the inputs to the valuation model of an asset or liability. The fair value hierarchy and its application to the Company’s assets and liabilities is as follows:

•	Level 1 – Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•	Level 3 – Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on management’s estimates about the assumptions that market participants would use to value the asset or liability.

When available, the Company uses quoted market prices in active markets to determine fair value. The Company considers the principal market and non-performance risks associated with its counterparties when determining the fair value measurements, if applicable. Fair value measurements are used for its interest rate and equity swaps, as well as for inventories when events and circumstances indicate that the carrying value may not be recoverable.

(t)	Recent Accounting Pronouncements

There were no recent accounting pronouncements that would have a material impact on the Company’s consolidated financial statements for the year ended December 31, 2013.

(u)	Reclassification

Certain prior period amounts in the consolidated balance sheet have been reclassified to conform with the December 31, 2013 presentation. Specifically, commercial properties were previously shown within other assets and are now shown as a separate line item, transaction costs on the notes payable were previously shown within notes payable and are now shown within other assets as a deferred asset and accrued interest on the notes payable was previously shown within notes payable and is now shown within accounts payable and other liabilities. The Company has determined that the impact of reclassification is not material to the consolidated financial statements and that there is no impact on the results of operations or cash flows.

Note 2. Land and Housing Inventory

Land and housing inventory includes land under development and land held for development, which will be used in the Company’s homebuilding operations or sold as building lots to other homebuilders, homes completed or under construction and lots ready for construction and model homes. The following summarizes the components of land and housing inventory:

	December 31
	2013	2012
Land held for development	$1,525,319	$1,428,693
Land under development	622,668	630,149
Housing inventory	213,349	160,310
Model homes	37,906	31,104

	$2,399,242	$2,250,256

The Company capitalizes interest which is expensed as housing units and building lots are sold. Interest capitalized and expensed in the years ended December 31, 2013 and 2012 was as follows:

	Years Ended December 31
	2013	2012
Interest capitalized, beginning of year	$189,984	$202,653
Interest capitalized	26,291	33,410
Interest expensed to cost of sales	(41,352)	(46,079)

Interest capitalized, end of year	$174,923	$189,984

In the ordinary course of business, the Company has entered into a number of option contracts to acquire land or lots in the future in accordance with specific terms and conditions. As such, the Company has advanced deposits to secure these rights. The Company is required by ASC Topic 810 Consolidation to qualitatively assess whether it is the primary beneficiary of these options based on whether it has the power over the significant activities of the VIE and an obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. The Company has evaluated its option contracts in accordance with this guidance and determined that, for those entities considered to be VIEs, it is the primary beneficiary of options with an aggregate exercise price of $29.8 million (December 31, 2012 – $30.0 million), which are required to be consolidated. In these cases, the only asset recorded is the Company’s exercise price for the option to purchase, with an increase in accounts payable and other liabilities of $29.8 million (December 31, 2012 – $30.0 million) for the assumed third-party investment in the VIE. Where the land sellers are not required to provide the Company with financial information related to the VIE, certain assumptions by the Company are required in its assessment as to whether or not it is the primary beneficiary.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Land and housing inventory includes non-refundable deposits and other entitlement costs totalling $67.0 million (December 31, 2012 – $63.4 million) in connection with options that are not required to be consolidated in terms of the guidance incorporated in ASC Topic 810. The total remaining exercise price of these options is $117.7 million (December 31, 2012 – $148.5 million), including the non-refundable deposits and other entitlement costs identified above. The number of lots in which the Company has obtained an option to purchase, excluding those already consolidated and those held through unconsolidated entities, and their respective dates of expiry and aggregate exercise prices follow:

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Years of Expiry	Number of Lots	Total Exercise Price
2014	1,408	$19,082
2015	539	22,370
2016	665	32,595
2017	—	—
2018	—	—
Thereafter	3,404	43,659

	6,016	$117,706

The Company holds agreements for a further 4,878 acres (December 31, 2012 – 4,878 acres) of longer-term land, with non-refundable deposits and other entitlement costs of $5.9 million (December 31, 2012 – $5.6 million), which is included in land and housing inventory that may provide additional lots upon obtaining entitlements with an aggregate exercise price of $58.6 million (December 31, 2012 – $58.9 million). However, given that the Company is in the initial stage of land entitlement, the Company has concluded at this time that the level of uncertainty in entitling these properties does not warrant including them in the above totals.

Note 3. Investments in Unconsolidated Entities

As part of its operations, the Company participates in joint ventures to explore opportunities while minimizing risk. As of December 31, 2013, the Company was involved with 18 unconsolidated entities (December 31, 2012 – 16 unconsolidated entities) in which it has less than a controlling interest. Investments in unconsolidated entities includes $37.4 million (December 31, 2012 – $32.8 million) of the Company’s share of non-refundable deposits and other entitlement costs in connection with 1,849 lots (December 31, 2012 – 1,916 lots) under option. The Company’s share of the total exercise price of these options is $80.1 million (December 31, 2012 – $83.9 million). Summarized financial information on a 100% basis for the combined unconsolidated entities follows:

	December 31
	2013	2012
Assets
Land and housing inventory	$599,487	$377,549
Other assets	57,771	20,469

	$657,258	$398,018

Liability and Equity
Bank indebtedness and other financings	$182,023	$77,442
Accounts payable and other liabilities	62,785	13,485
Equity
Brookfield Residential’s interest	206,198	155,352
Others’ interest	206,252	151,739

	$657,258	$398,018

	Years Ended December 31
	2013	2012
Revenue and Expenses
Revenue	$115,067	$90,186
Direct cost of sales	(80,909)	(78,283)
Other (expense) / income	(6,070)	8,711

Net income	$28,088	$20,614

Brookfield Residential’s share of net income	$8,820	$9,882

In reporting the Company’s share of net income, all intercompany profits from unconsolidated entities are eliminated on lots purchased by the Company from unconsolidated entities.

Unconsolidated entities in which the Company has a non-controlling interest are accounted for using the equity method. In addition, the Company has performed an evaluation of its existing unconsolidated entity relationships by applying the provisions of ASC Topic 810.

The Company and/or its unconsolidated entity partners have provided varying levels of guarantees of debt of its unconsolidated entities. At December 31, 2013, the Company had completion guarantees of $6.4 million (December 31, 2012 – $1.6 million) and recourse guarantees of $1.0 million (December 31, 2012 – $10.2 million) with respect to debt of its unconsolidated entities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 4. Commercial Properties

Commercial properties include any properties that are currently leased out by Brookfield Residential and produce leasing revenue for the Company. Commercial property assets are stated at cost, less accumulated depreciation. The Company’s components of commercial property consist of the following:

	December 31
	2013	2012
Commercial properties	$—	$15,394
Less: accumulated depreciation	—	(31)

	$—	$15,363

Note 5. Commercial Assets Held for Sale

Assets classified as held for sale consisted of the following:

	December 31
	2013	2012
Assets
Commercial properties	$47,144	$—
Accounts receivable and other assets	589	—

Assets held for sale	$47,733	$—

At December 31, 2013, the Company’s commercial properties are presented in commercial assets held for sale as the Company intends to sell developed phases of commercial properties. As required in ASC Topic 360, the assets are recorded at carrying value as the fair value less costs to sell exceeds the carrying amount of the assets to be disposed. These assets are reported in the Canada and California segments.

Note 6. Business Combination

On December 4, 2012, the Company acquired Playa Capital Company LLC (“Playa Vista”), a company developing the master-planned community Playa Vista located in Los Angeles, California. The aggregate purchase price of Playa Vista was approximately $257.8 million.

The acquisition was accounted for as a business combination under the provisions of ASC Topic 805 Business Combinations which, among other things, requires assets acquired and liabilities assumed to be measured at their acquisition date fair values. Provisional fair value estimates were made in the fourth quarter of 2012 for acquired assets and assumed liabilities. The measurement process was finalized in the fourth quarter of 2013 and no changes to the values were made.

Costs related to the acquisition of Playa Vista were approximately $0.3 million and were expensed to other expense in 2012, in the consolidated statements of operations.

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BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following table summarizes the measurement of the assets acquired and liabilities assumed:

Fair Value at Acquisition Date
Assets
Residential real estate	$327,620
Commercial real estate	15,179
Receivables	23,241
Other assets	14,842

Total assets acquired	$380,882

Liabilities
Cost to complete obligations	$(118,388)
Accounts payable and other	(4,664)

Total liabilities assumed	$(123,052)

Net assets acquired	$257,830
Cash consideration	$257,830
Goodwill / bargain purchase	$—

The following table presents the revenue and earnings of Playa Vista that is included in our Consolidated Statement of Operations from the acquisition date of December 4, 2012 through December 31, 2012:

Revenues	$264,499
Net Income	$420

The following table presents supplemental pro forma information as if the acquisition of Playa Vista occurred on January 1, 2012. The pro forma consolidated results do not purport to project the future results of the Company combined nor do they reflect the expected realization of any cost savings associated with the Playa Vista acquisition.

2012
(Unaudited)
Revenues	$1,408,710
Net Income	$115,831

Note 7. Receivables and Other Assets

The components of receivables and other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Receivables	$278,765	$269,030
Other assets	62,325	62,214

	$341,090	$331,244

The components of receivables included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Real estate receivables (a)	$153,367	$154,981
Development recovery receivables (b)	77,252	84,556
Proceeds and escrow receivables (c)	24,692	8,276
Sundry receivables (d)	20,502	18,530
Refundable deposits	2,762	2,252
Taxes receivable	190	435

	$278,765	$269,030

(a)	Real estate receivables include vendor take back (“VTB”) mortgage receivables. The VTB collection terms range from six months to three years and bear variable interest of Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater (December 31, 2012 – Canadian prime plus 3.0% or a fixed interest rate of 6.0%, whichever is greater).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The Company has entered into development and cost sharing arrangements for the recovery of development expenditures with certain metropolitan districts and developers whereby the Company has undertaken to put in place the infrastructure for certain communities. These receivables will be collected over the development life of the community and bear interest rates ranging from U.S. prime plus 0.5% to a fixed rate of 6.0% (December 31, 2012 – U.S. prime plus 0.5% to a fixed rate of 6.0%).
(c)	Proceeds and escrow receivables relate to receivables held in trust due to timing of lots closed and housing sales at the period end date. The collections of these receivables typically occur shortly after the period end once the funds are released by the trust or escrow company.
(d)	Sundry receivables are comprised of lot interest receivables, goods and services tax receivable and miscellaneous amounts.

As at December 31, 2013 and December 31, 2012, allowances for doubtful accounts were $1.5 million and $1.5 million, respectively.

The components of other assets included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Transaction costs (a)	$21,726	$10,996
Swap contracts (Note 19)	12,676	9,014
Capital assets (b)	11,615	10,833
Non-refundable earnest funds and investigation fees (c)	8,081	25,023
Other	5,612	3,569
Prepaid expenses	2,615	2,779

	$62,325	$62,214

(a)	The transaction costs are costs related to the issuance of both notes payable (refer to Note 9 – Notes Payable). These costs are amortized using the effective interest rate method over the life of the related debt instrument.
(b)	Capital assets are recorded at cost less accumulated depreciation. The Company provides for depreciation using the straight line method. Leasehold improvements are depreciated over the term of the lease and equipment is depreciated over three to five years. Included in capital assets is accumulated depreciation of $11.7 million (December 31, 2012 – $11.8 million).
(c)	Non-refundable earnest funds and investigation fees relate to non-refundable deposits and due-diligence costs on potential acquisitions and options that are incurred prior to taking title of a property.

Note 8. Restricted Cash

At December 31, 2013, the Company had restricted cash consisting of (i) $3.2 million (December 31, 2012 – $8.4 million) relating to cash collateralization of development letters of credit and (ii) $4.9 million (December 31, 2012 – $5.2 million) of restricted cash relating to funds in various cash accounts reserved for guarantees on completion of certain improvements, and guarantees on future insurance loss deductible payments.

Note 9. Notes Payable

	December 31
	2013	2012
6.50% unsecured senior notes due December 15, 2020 (a)	$600,000	$600,000
6.125% unsecured senior notes due July 1, 2022 (b)	500,000	—

	$1,100,000	$600,000

(a)	On December 14, 2012, the Company issued a private placement of $600.0 million of unsecured senior notes. The notes have an eight-year term, are due December 15, 2020, and bear a fixed interest rate of 6.50%. The notes require semi-annual interest payments on June 15 and December 15 of each year until maturity. Obligations to pay principal and interest on the unsecured senior notes are guaranteed by certain of the Company’s subsidiaries.

Brookfield Residential Properties Inc.	65

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The unsecured senior notes issued December 14, 2012 include an optional redemption under which, at any time prior to December 15, 2015, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.50% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to December 15, 2015, the Company may also redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after December 15, 2015, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth in the table below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2015	104.88%
2016	103.25%
2017	101.63%
2018 and thereafter	100.00%

(b)	On June 25, 2013, the Company and Brookfield Residential US Corporation, a wholly owned subsidiary of the Company, co-issued a private placement of $500.0 million of unsecured senior notes. The notes have a nine-year term, are due July 1, 2022 and bear interest at a fixed rate of 6.125%. The notes require semi-annual interest payments on January 1 and July 1, commencing January 1, 2014, of each year until maturity. Obligations to pay principal and interest on the unsecured notes are guaranteed by the Company and certain of the Company’s subsidiaries.

The unsecured senior notes issued June 25, 2013 include an optional redemption under which, at any time prior to July 1, 2016, Brookfield Residential may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 106.125% of the principal amount, plus accrued and unpaid interest, using the net cash proceeds of one or more equity offerings.

At any time prior to July 1, 2017, the Company can redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus the applicable premiums as of and accrued and unpaid interest to the date of redemption, in certain circumstances in which Brookfield Residential would become obligated to pay additional amounts under the notes.

On or after July 1, 2017, the Company is entitled to redeem all or part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed:

Notes Redemption Price
2017	104.59%
2018	103.06%
2019	101.53%
2020 and thereafter	100.00%

Both senior notes include covenants that, among others, place limitations on incurring additional indebtedness and restricted payments. Under the limitation on additional indebtedness, Brookfield Residential is permitted to incur specified categories of indebtedness but is prohibited from incurring further indebtedness if it does not satisfy either an indebtedness to consolidated net tangible worth ratio condition of 2.25 to 1 or a fixed coverage ratio of 2.0 to 1. The Company was in compliance with these financial incurrence covenants as at December 31, 2013.

The transaction costs related to the notes payable are within other assets (refer to Note 7 – Receivables and Other Assets).

Certain derivative instruments, including redemption call options, have been identified as embedded in the notes payable, but as they are considered clearly and closely related to the unsecured notes payable, the derivatives are not accounted for separately.

66	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 10. Bank Indebtedness and Other Financings

Bank indebtedness and other financings consist of the following:

	December 31
	2013	2012
Bank indebtedness (a)	$206,208	$190,197
Secured VTB mortgages (b)	116,580	49,413
Project-specific financings (c)	26,065	219,719
Due to affiliates (d)	—	—

	$348,853	$459,329

(a)	Bank indebtedness

The Company has three secured credit facilities (December 31, 2012 – four secured credit facilities) with various Canadian banks with outstanding amounts totalling $206.2 million (December 31, 2012 – $190.2 million). The secured facilities are repayable in Canadian dollars in the amount of C$219.0 million (US$206.2 million) at December 31, 2013 (December 31, 2012 – C$188.7 million (US$190.2 million)). These facilities allow the Company to borrow up to approximately C$515.0 million (US$484.8 million) as at December 31, 2013 (December 31, 2012 – C$515.0 million (US$519.1 million)). The credit facilities bear interest between Canadian prime plus 0.50% to 0.75% for any amounts drawn. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Alberta operations and a general charge over the property of Brookfield Residential (Alberta) LP, a wholly owned subsidiary of the Company.

The Brookfield Residential (Alberta) LP facilities include a minimum net worth requirement of C$370.0 million (US$348.3 million) and a debt to equity covenant of no greater than 1.75 to 1 for its limited partnership.

The Company entered into an operating credit facility on December 19, 2013 with a Canadian bank with no cash borrowings outstanding and $14.2 million in letters of credit outstanding under the credit facility. The secured facilities are secured by fixed and floating charges over the land and housing inventory assets of the Canadian operations and a general charge over all assets relating to Brookfield Homes (Ontario) Limited, a wholly owned subsidiary of the Company.

As at December 31, 2013, the Company was in compliance with all financial covenants related to bank indebtedness.

Brookfield Residential US Corporation, a wholly-owned subsidiary of the Company, as borrower, and the Company, as the parent company to the borrower, entered into a $250.0 million unsecured Revolving Credit Facility with various lenders, with availability subject to a borrowing base calculation. Interest is charged on the facility at a rate equal to either the adjusted LIBOR plus the applicable rate between 1.875% and 2.25% per annum or the alternate base rate (“ABR”) plus the applicable rate between 0.875% and 1.25% per annum, at the option of the borrower.

The credit facility contains certain restrictive covenants including limitations on liens, dividends and other distributions, investments in subsidiaries and joint ventures that are not party to the loan, fundamental changes, sale leasebacks, modifications of material agreements, and certain financial covenants as discussed below.

The facility requires the Company and Brookfield Residential US Corporation, to maintain a minimum consolidated tangible net worth of $1,044.8 million, as well as a consolidated net debt to book capitalization of no greater than 65%. As at December 31, 2013, the Company and Brookfield Residential US Corporation were in compliance with these financial covenants.

The Company had no outstanding borrowings under the Revolving Credit Facility at December 31, 2013.

The transaction costs and administrative and upfront fees related to the Revolving Credit Facility are within receivables and other assets (refer to Note 7—Receivables and Other Assets).

(b)	Secured VTB mortgages

$116.6 million (December 31, 2012 – $49.4 million) of the Company’s project-specific financings consist of 29 secured VTB mortgages (December 31, 2012 – 21 secured VTB mortgages). Secured VTB mortgages mature as follows: 2014 – $50.9 million; 2015 – $34.9 million; 2016 – $9.1 million; 2017 – $7.4 million and thereafter – $14.3 million.

The 25 secured VTB mortgages (December 31, 2012 – 18 secured VTB mortgages) in the amount of $111.1 million (December 31, 2012 – $42.2 million) relate to raw land held for development by Brookfield Residential (Alberta) LP and Brookfield Homes (Ontario) Limited. This debt is repayable in Canadian dollars of C$118.0 million (December 31, 2012 – C$41.8 million). The interest rate on this debt ranges from prime plus 1.00% to prime plus 2.00% to fixed rates ranging from 2.50% to 6.00% and the debt is secured by the related lands. As at December 31, 2013, these borrowings are not subject to financial covenants.

Brookfield Residential Properties Inc.	67

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Four secured VTB mortgages (December 31, 2012 – three secured VTB mortgages) in the amount of $5.5 million (December 31, 2012 – $7.2 million) relate to raw land held for development by Brookfield Homes Holdings LLC and Brookfield Residential (US) LLC, both wholly owned subsidiaries of the Company. The interest rate on this debt is fixed at rates between 1.50% and 12.00% and the debt is secured by the related lands. As at December 31, 2013, these borrowings are not subject to any financial covenants.

(c)	Project-specific financings

Project-specific financings totalling $26.1 million (December 31, 2012 – $10.8 million) have a floating interest rate of prime plus 0.75%, mature in 2014 and are secured by the land assets to which the borrowings relate. This debt is repayable in Canadian dollars of C$27.7 million (December 31, 2012—C$10.7 million). These facilities require Brookfield Residential (Alberta) LP to maintain a minimum tangible net worth of C$370.0 million (US$348.3 million) and a debt to equity ratio of no greater than 1.75 to 1.

As of December 31, 2013, all project-specific secured facilities in the U.S. (December 31, 2012—$208.9 million) had been repaid using proceeds from the $500.0 million unsecured senior notes payable issued on June 25, 2013 (see Note 9 – Notes Payable for additional information).

As at December 31, 2013, the Company was in compliance with all financial covenants related to project-specific financings.

(d)	Due to Affiliates

There were no amounts due to affiliates at December 31, 2013 or 2012 on an unsecured revolving operating facility with a subsidiary of the Company’s largest shareholder, Brookfield Asset Management Inc.

The revolving operating facility is in a principal amount not to exceed $300.0 million. This facility matures December 2015, bears interest at LIBOR plus 4.5% and could be fully drawn upon without violation of any covenants. During the year ended December 31, 2013, interest of $nil (2012 – $11.7 million) was incurred related to this facility.

These facilities require Brookfield Residential US Corporation to maintain a minimum total equity of $300.0 million and a consolidated net debt to book capitalization ratio of no greater than 65%. As of December 31, 2013, the Company was in compliance with all financial covenants relating to amounts due to affiliates.

Note 11. Accounts Payable and Other Liabilities

The components of accounts payable and other liabilities included in the Company’s consolidated balance sheets are summarized as follows:

	December 31
	2013	2012
Development costs payable (a)	$146,042	$167,106
Trade payables and other accruals	80,059	74,336
Accrued and deferred compensation	35,485	27,803
Due to related party (b)	33,347	25,563
Consolidated land option contracts (c)	29,802	30,010
Customer deposits	26,658	22,790
Share-based compensation (Note 15 (b))	23,312	11,969
Interest on notes payable	17,340	1,841
Warranty costs (Note 17 (b))	13,134	14,179
Swap contracts (Note 19)	6,497	13,779
Current income taxes payable	6,720	26,120
Loans from other interests in consolidated subsidiaries (d)	14	11,524

	$418,410	$427,020

(a)	Development costs payable relate to provisions accrued for costs yet to be incurred within a subdivision where sales have taken place. The provision is based on the sold lots pro rata share of costs to be incurred for specified areas within each subdivision phase.
(b)	Promissory note due to a subsidiary of Brookfield Asset Management Inc. See Note 22 “Related Party Transactions”.

68	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(c)	Consolidated land option contracts are the total future purchase price of land options contracts required to be consolidated under ASC Topic 810 Consolidation, with a corresponding amount recorded in land and housing inventory. See Note 2 “Land and Housing Inventory.”
(d)	Loans from other interests in consolidated subsidiaries relate to monies held on deposit from certain non-controlling members.

Note 12. Income Taxes

A reconciliation of the Company’s effective tax rate from the Canadian federal statutory tax rate for the years ended December 31, 2013 and 2012 is as follows:

	December 31
	2013	2012
Statutory rate	25.0%	25.0%
Non-temporary differences	1.0	1.7
Rate difference from statutory rate	0.1	(6.0)
Change in tax rates on temporary differences	—	0.1
Change in valuation allowance	(10.6)	8.1
Other	(2.0)	(0.9)

Effective tax rate	13.5%	28.0%

The Company currently operates in nine different states in the U.S. and is subject to various state tax jurisdictions. The Company estimates its tax liability based upon the individual taxing authorities’ regulations, estimates of income by taxing jurisdiction and the Company’s ability to utilize certain tax-saving strategies. The Company also operates in Alberta and Ontario, Canada, and is therefore subject to provincial tax jurisdictions as well as federal tax legislation. Based on the Company’s estimate of the allocation of income or loss, as the case may be, among the various taxing jurisdictions and changes in tax regulations and their impact on the Company’s tax strategies, the estimated effective tax rate for the Company is 13.5% for the year ended December 31, 2013 (December 31, 2012 – 28.0%). The decrease in the effective tax rate for 2013 is due in large part to the improved results in the U.S. which resulted in a decrease in valuation allowance taken on its U.S. deferred tax assets.

The provision for income taxes for the years ended December 31, 2013 and 2012 is set forth below:

	Years Ended December 31
	2013	2012
Current
Canada	$(1,963)	$(45,780)
U.S	—	—
International	10	(99)

Total current expense	(1,953)	(45,879)

Deferred
Canada	(21,996)	8,788
U.S	724	1,000
International	—	—

Total deferred tax (expense) / recovery	(21,272)	9,788

Total income tax expense	$(23,225)	$(36,091)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The differences that give rise to the net deferred tax assets / (liabilities) are as follows:

	December 31
	2013	2012
Net deferred tax (liabilities) / assets
Differences relating to land and housing inventory	$(15,957)	$(16,209)
Compensation deductible for tax purposes when paid	10,060	6,133
Differences related to derivative instruments	(533)	3,373
Operating loss carry-forwards	112,674	120,175
Other	5,121	(307)

Net deferred tax assets before valuation allowance	111,365	113,165
Cumulative valuation allowance	(89,771)	(102,613)

Net deferred tax assets	$21,594	$10,552

Brookfield Residential Properties Inc.	69

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The Company has Canadian and U.S. federal non-capital loss carry-forwards of approximately $159.9 million and $180.7 million, respectively, as at December 31, 2013 (2012 – $111.1 million and $217.6 million, respectively). Federal non-capital loss carryforwards attributable to Canada and the U.S. may be carried forward up to 20 years to offset future taxable income and expire between 2029 and 2032. The Company also has state loss carryforwards of approximately $219.3 million (2012 – $242.2 million) that may be carried forward from 5 to 20 years, depending on the tax jurisdiction, and which expire between 2014 and 2032.

During the year ended December 31, 2013, the Company decreased the valuation allowance by $13.0 million against its deferred tax assets. The decrease is primarily due to a decrease in valuation allowance of $18.3 million related to an increase of income in the U.S. during the year, partially offset by an increase in valuation allowance recorded of $5.3 million for unrealized foreign exchange capital losses incurred in Canada on the Company’s U.S. denominated debt. Canadian operations continue to be profitable in the Ontario and Alberta markets and, as such, it is more-likely-than-not that the remaining deferred tax assets related to the Canadian companies can be realized.

The Company records net deferred tax assets to the extent it believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. The positive evidence included factors such as (i) an indication that the events and conditions that gave rise to significant reported U.S. losses in recent years were unlikely to recur in the foreseeable future, (ii) a return to profitability in some of our U.S. operations in 2012, (iii) an increase in profitability in 2013, and (iv) long net operating loss carryforward periods that provide evidence that even without significant growth these deferred tax assets will more-likely-than-not be realized. The most significant negative evidence that currently exists is that the Company is in a three-years cumulative loss position with respect to its operations in the U.S. However, the Company’s three-years cumulative loss is declining significantly as a result of improving conditions in the U.S. Based on this evaluation, the Company continues to recognize a valuation allowance against its net deferred tax assets in the U.S. Previously recognized valuation allowances are expected to be reversed against future tax provisions during any future period for which it reports accounting income before income taxes.

Note 13. Other Interests in Consolidated Subsidiaries and Non-Controlling Interest

(a)	Other Interests in Consolidated Subsidiaries

Other interests in consolidated subsidiaries include ownership interests of certain business unit presidents of the Company totalling $36.6 million (December 31, 2012 – $32.4 million). In the event that a business unit president (“Minority Member”) of the Company is no longer employed by an affiliate of the Company, the Company has the right to purchase the Minority Member’s interest and the Minority Member has the right to require the Company to purchase their interest. Should such rights be exercised, the purchase price will be based on the estimated value of the business unit’s net assets.

The following table reflects the change in the Company’s other interests in consolidated subsidiaries for the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Other interests in consolidated subsidiaries, beginning of year	$32,445	$32,434
Net income / (loss) attributable to other interests in consolidated subsidiaries	4,546	(622)
Adjustment to fair value of other interests in consolidated subsidiaries	2,240	—
(Distributions) / contributions from other interests in consolidated subsidiaries	(2,590)	633

Other interests in consolidated subsidiaries, end of year	$36,641	$32,445

(b)	Non-Controlling Interest

Non-controlling interest includes third-party investments in consolidated entities of $35.0 million (December 31, 2012 – $5.5 million).

70	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

In accordance with ASC Topic 810, non-controlling interest has been classified as a component of total equity and the net income / (loss) on the consolidated statement of operations has been adjusted to include the net income / (loss) attributable to non-controlling interest, which for the year ended December 31, 2013 was $6.5 million (2012 – $nil).

Brookfield Residential Properties Inc.	71

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 14. Equity

(a)	Preferred Shares

The Company has an unlimited number of Preferred Shares without par value that are authorized, of which 64,061 shares are issued and outstanding and designated as Brookfield Residential 8% convertible Preferred Shares, series A.

Preferred Shares issued and outstanding changed as follows during the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Preferred Shares outstanding, beginning of year	65,286	70,002
Conversion of Preferred Shares into Common Shares	(1,225)	(4,716)

Preferred Shares outstanding, end of year	64,061	65,286

The Brookfield Residential 8% convertible Preferred Shares are convertible at the option of the shareholder into Common Shares of the Company, at a conversion rate of 2.731787607 Common Shares per convertible Preferred Share, which is equivalent to a conversion price of $9.15 per share. Dividends on convertible Preferred Shares are fully cumulative, without interest, from the date of original issuance of the convertible Preferred Shares and are payable semi-annually in arrears. There were no Preferred Share dividends in arrears for the year ended December 31, 2013 or 2012. The Preferred Shares are perpetual and do not have a maturity date; however, beginning June 30, 2014, if the 90-day volume weighted average market price of the Common Shares is greater than $18.30 per share, Brookfield Residential may, at its option, require all such Preferred Shares to be converted into Common Shares.

(b)	Common Shares

The authorized Common Share capital consists of an unlimited number of voting Common Shares. Common Shares issued changed as follows during the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Common Shares issued, beginning of year	118,279,534	101,342,718
Issuance of Common Shares upon exercise of options	743,198	499,239
Issuance of Common Shares upon equity transactions	—	16,424,696
Conversion of Preferred Shares into Common Shares	3,344	12,881

Common Shares issued, end of year	119,026,076	118,279,534

Common Shares outstanding is determined as follows:

	December 31
	2013	2012
Common Shares issued	119,026,076	118,279,534
Common Shares purchased for escrowed stock plan	(2,000,000)	(2,000,000)

Common Shares outstanding	117,026,076	116,279,534

On November 20, 2012, Brookfield Residential issued 8,000,000 Common Shares for total gross proceeds of approximately $116.0 million through a public offering, and, concurrently, a total of 8,000,000 Common Shares for gross proceeds of $111.0 million through a private placement to majority shareholder Brookfield Asset Management Inc. In addition, on November 26, 2012, Brookfield Residential issued 424,696 Common Shares under the provision of an over-allotment option available to the underwriters of the Common Share offering, for gross proceeds of approximately $6.2 million. Transaction costs of $5.2 million were incurred in relation to the Common Share offering.

Note 15. Share-Based Compensation

(a)	Option Plan and Escrowed Stock Plan

Options issued under the Company’s Management Share Option Plan vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Common Shares. The exercise price is the volume-weighted average trading price for Common Shares on the New York Stock Exchange for the five business days preceding the effective grant date.

72	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Brookfield Residential grants options to purchase Common Shares at the exercise price of the options, determined in accordance with the option plan. The fair value of the Company’s stock option awards is estimated at the grant date using the Black-Scholes option-pricing model that uses the assumptions noted in the table below. The fair value of the Company’s stock option awards is expensed over the vesting period of the stock options. Expected volatility is based on historical volatility of Brookfield Residential’s Common Shares. The risk-free rate for periods within the contractual life of the option award is based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option award granted. The Company uses historical Brookfield Residential data to estimate option exercises and forfeitures within its valuation model. The expected term of option awards granted for some participants is derived from historical exercise experience under the Company’s option plan and represents the period of time that option awards granted are expected to be outstanding.

During the year ended December 31, 2013, Brookfield Residential granted a total of 1,180,000 new options (2012 – 1,110,000) to eligible employees that are subject to graded vesting. The significant weighted average assumptions relating to the valuation of the Company’s options and escrowed stock granted during the years ended December 31, 2013 and 2012 are as follows:

	December 31
	2013	2012
Dividend yield	—	—
Volatility rate	37.32%	38.49%
Risk-free interest rate	1.25%	1.41%
Expected option life (years)	7.5	7.5

The total compensation cost recognized in selling, general and administrative expense relating to the Company’s options during the year ended December 31, 2013 was an expense of $6.3 million (2012 – $7.3 million). The following tables set out the number of Common Shares that employees of the Company may acquire under options granted under the Company’s option plan and escrowed stock plan for the years ended December 31, 2013 and 2012:

	Years Ended
	December 31, 2013		December 31, 2012
	Shares	Weighted Average Per Share Exercise Price	Shares	Weighted Average Per Share Exercise Price
Outstanding, beginning of year	5,284,187	$9.88	4,673,426	$9.07
Granted	1,180,000	20.99	1,110,000	10.37
Exercised	(743,198)	6.47	(499,239)	3.42

Outstanding, end of year	5,720,989	$12.61	5,284,187	$9.88

Options exercisable, end of year	1,521,111	$10.31	963,994	$9.49

At December 31, 2013, the aggregate intrinsic value of options currently exercisable is $21.1 million (December 31, 2012 – $8.2 million) and the aggregate intrinsic value of options outstanding is $66.2 million (December 31, 2012 – $43.0 million).

A summary of the status of the Company’s unvested options and escrowed stock included in equity as of December 31, 2013 and 2012 is as follows:

	Years Ended
	December 31, 2013		December 31, 2012
	Shares	Weighted Average Fair Value Per Option	Shares	Weighted Average Fair Value Per Option
Unvested options outstanding, beginning of year	4,320,193	$4.90	4,455,582	$4.77
Granted	1,180,000	8.80	1,110,000	4.50
Vested	(1,300,316)	4.48	(1,245,389)	4.10

Unvested options outstanding, end of year	4,199,877	$6.13	4,320,193	$4.90

Brookfield Residential Properties Inc.	73

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

At December 31, 2013, there was $12.8 million (December 31, 2012 – $11.7 million) of unrecognized expense related to unvested options, which is expected to be recognized over the remaining weighted average period of 3.4 years (December 31, 2012 – 3.5 years).

The Company’s Board of Directors approved an escrowed stock plan on September 16, 2011, which allows a certain executive to increase their ownership of Brookfield Residential’s Common Shares. Under the escrowed plan, a private company was capitalized with Common Shares (the “escrowed shares”) and preferred shares were issued to Brookfield Residential for cash proceeds. On September 23, 2011, the initial proceeds were used to purchase two million Common Shares of the Company from Brookfield Asset Management Inc. with 75% of the escrowed shares granted to the executive. Awards under the escrowed stock plan will not vest until five years after the date of grant and will ultimately be received in the form of Common Shares. The escrowed shares vest on and must be held until the fifth anniversary of the grant date. At a date at least five years from and no more than ten years from the grant date, all escrowed shares held will be acquired by the Company in exchange for issuance of Common Shares from treasury of the Company, where the value of the Common Shares being issued is equal to the value of the escrowed shares being acquired. The value of the escrowed shares will be equal to the value of the Common Shares held by the private company less the net liabilities and preferred share obligations of the private company. The private company will then be immediately wound up or merged into the Company and the Common Shares held by the private company will be cancelled, resulting in a reduction in the total number of Common Shares issued.

(b)	Deferred Share Unit Plan

Brookfield Residential has a Deferred Share Unit Plan (“DSUP”) under which certain of its executive officers and directors can, at their option, receive all or a portion of their annual bonus awards or retainers in the form of deferred share units. The Company can also make additional grants of units to its executives and directors pursuant to the DSUP. In addition, the Company has a Senior Operating Management Deferred Share Unit Plan (“MDSUP”), under which certain senior operating management employees receive a portion of their annual compensation in the form of deferred share units.

The following table sets out changes in and the number of deferred share units that executives, directors and senior operating management employees may redeem under Brookfield Residential’s DSUP and MDSUP at December 31, 2013 and December 31, 2012:

	Years Ended December 31
	2013	2012
Outstanding, beginning of year	1,585,889	1,871,100
Granted	39,004	78,348
Redeemed	—	(343,128)
Cancelled	—	(20,431)

Outstanding, end of year	1,624,893	1,585,889

Deferred share units vested	746,210	455,993

Of the 1,599,689 (December 31, 2012 – 1,560,685) units outstanding under the DSUP, 878,683 (December 31, 2012 – 1,129,896) units vest over the next five years. As of December 31, 2013, there are 25,204 units (December 31, 2012 – 25,204 units) outstanding under the MDSUP which are fully vested.

The liability of $23.3 million (December 31, 2012 – $12.0 million) relating to the DSUP and MDSUP is included in accounts payable and other liabilities. The financial statement impact relating to the DSUP and MDSUP for the year ended December 31, 2013 was an expense of $11.3 million (2012 – $9.1 million) which has been included in selling, general and administrative expense.

74	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 16. Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2013 and 2012 were calculated as follows:

	Years Ended December 31
	2013	2012
Numerator:
Net income attributable to Brookfield Residential.	$142,160	$93,161
Less: Preferred Share dividends	(128)	(135)

Net income attributable to common shareholders	$142,032	$93,026

Denominator (in 000s of shares):
Basic weighted average shares outstanding	116,670	101,609
Net effect of convertible Preferred Shares	175	267
Net effect of share options assumed to be exercised	800	178

Diluted weighted average shares outstanding	117,645	102,054

Basic earnings per share	$1.22	$0.92

Diluted earnings per share	$1.21	$0.91

Note 17. Commitments, Contingent Liabilities and Other

(a) The Company is one of numerous defendants in a lawsuit that has been filed in Delaware Chancery Court, alleging breaches of fiduciary duty and invalid merger and conversion relating to the Transaction. In 2012, the Court dismissed the invalid merger and conversion claim as against all defendants. Accordingly, the case has been narrowed and only the breach of fiduciary duty claim remains as against the Company. In November 2013, an agreement in principle was reached settling the matter, subject to agreement being reached on the settlement documents, notice being sent to class members and a hearing on the fairness of the settlement and Court approval. It is anticipated that the Company will not suffer a loss as a result of the settlement.

(b) When selling a home, the Company’s subsidiaries provide customers with a limited warranty. The Company has always maintained a strategy of being highly active in addressing construction defect claims through its customer service operation. Through this approach, the Company is able to connect with homeowners, provide maintenance advice, fix problems as they arise and prevent future defects from occurring, with the objective of addressing whatever situation presents itself before any litigation is necessary. The Company estimates the costs that may be incurred under each limited warranty and records a liability in the amount of such costs at the time the revenue associated with the sale of each home is recognized. In addition, the Company has insurance in place where its subsidiaries are subject to the respective warranty statutes in the state or province where the Company conducts business, which range up to ten years for latent construction defects. Factors that affect the Company’s warranty liability include the number of homes sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The following table reflects the changes in the Company’s estimated warranty liability for the years ended December 31, 2013 and 2012:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$14,179	$11,161
Payments and other adjustments made during the year	(7,271)	(4,560)
Warranties issued during the year	6,259	7,701
Adjustments made for pre-existing warranties	(33)	(123)

Balance, end of year	$13,134	$14,179

(c) The Company has committed to future minimum payments for lease and other obligations as follows:

Years of Expiry
2014	$6,062
2015	5,254
2016	4,586
2017	4,337
2018	3,923
Thereafter	6,302

$30,464

Brookfield Residential Properties Inc.	75

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(d) As at December 31, 2013, $2.0 million (December 31, 2012 – $25.0 million) of the amount held in other assets related to land purchase obligations. The total amount owing on these obligations is $22.1 million (December 31, 2012—$62.7 million).

Note 18. Guarantees

(a) The Company has provided financial guarantees for municipal bonds which, as at December 31, 2013, amounted to $10.7 million (December 31, 2012 – $13.3 million), which have not been recognized in the consolidated financial statements. These guarantees arose from the issuance of tax-exempt municipal bonds for infrastructure construction in the Company’s U.S. operations. The terms of the guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects and are terminated on or before community build out. Payment of the guarantees is triggered in the event that the debt payments to the bondholders are not fulfilled. The Company has not been required to make any payments under these guarantees.

(b) In the ordinary course of business, the Company has provided construction guarantees in the form of letters of credit and performance bonds. As at December 31, 2013, these guarantees amounted to $256.4 million (December 31, 2012 – $274.7 million) and have not been recognized in the consolidated financial statements. However, the proportionate development costs that relate to lots that have been sold are accrued in Accounts Payable and Other Liabilities. Such guarantees are required by the municipalities in which the Company operates before construction permission is granted.

The scope of these guarantees covers specific construction obligations of individual projects as they are developed, and the terms of these guarantees span the life of the projects, which range from three to ten years. The values of the guarantees are reduced as completion milestones are achieved on the projects.

These guarantees are terminated only when the municipality has issued conditions to release a Final Acceptance Certificate or similar document to the Company, which verifies that the Company has fulfilled all its contractual obligations. Payments of the guarantees are triggered in the event expired letters of credit or performance bonds are not renewed and the contractual obligations have not been fulfilled. The Company has not been required to make any payments under these construction guarantees.

Note 19. Fair Value Measurements

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the Company looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatilities as applicable.

The fair value measurements for land and housing inventory were determined by comparing the carrying amount of an asset to its expected future cash flows. To arrive at the estimated fair value of land and housing inventory deemed to be impaired during the year ended December 31, 2013, the Company estimated the cash flow for the life of each project. Specifically, project by project, the Company evaluated the margins on homes that have been closed, margins on sales contracts which are in backlog and estimated margins with regard to future home sales over the life of the projects, as well as estimated margins with respect to future land sales. The Company evaluated and continues to evaluate projects where inventory is turning over more slowly than expected or whose average sales price and margins are declining and are expected to continue to decline. These projections take into account the specific business plans for each project and management’s best estimate of the most probable set of economic conditions anticipated to prevail in the market area. Such projections generally assume current home selling prices, with cost estimates and sales rates for short-term projects consistent with recent sales activity. For longer-term projects, planned sales rates for 2014 generally assume recent sales activity and normalized sales rates beyond 2014. If the future undiscounted cash flows are less than the carrying amount, the asset is considered to be impaired and is then written down to fair value less estimated selling costs.

76	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

There are several factors that could lead to changes in the estimate of future cash flows for a given project. The most significant of these include the sales pricing levels actually realized by the project, the sales rate, and the costs incurred to construct the homes. The sales pricing levels are often inter-related with sales rates for a project, as a price reduction usually results in an increase in the sales rate. Further, pricing is heavily influenced by the competitive pressures facing a given community from both new homes and existing homes, including foreclosures.

The Company has reviewed all of its projects for impairment in accordance with the provisions of ASC Topic 360 Property, Plant and Equipment and ASC Topic 820 Fair Value Measurements and Disclosures. For the years ended December 31, 2013 and 2012, no impairment charges were recognized.

Hedging Activities

The Company uses derivative and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the Company determines whether hedge accounting can be applied. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

Net Investment Hedges

The Company uses foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2013, unrealized pre-tax losses of $nil (2012 – pre-tax losses of $18.2 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. On December 14, 2012, the Company settled its Canadian denominated debt in full and therefore no longer has a net investment hedge at December 31, 2013.

Fair Value Hierarchy

Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities. The fair value hierarchy requires a company to prioritize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value.

As at December 31, 2013, all of the Company’s financial assets and liabilities, except for the equity swap contract and the interest rate swap contracts, are recorded at their carrying value as it approximates fair value due to their short term nature. Assets and liabilities measured at fair value on a recurring basis include $12.7 million (December 31, 2012 — $9.0 million) of financial assets based on management’s best estimates and $6.5 million (December 31, 2012 — $13.8 million) of financial liabilities which are measured at fair value using valuation inputs based on a model-based techniques or similar instruments in markets that are not active. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input to the valuations as described above:

	December 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Receivables and other assets (a)	$—	$—	$12,676	$—	$—	$9,014
Restricted cash	8,169	—	—	13,596	—	—
Cash and cash equivalents	319,735	—	—	49,826	—	—

	$327,904	$—	$12,676	$63,422	$—	$9,014

Financial liabilities
Bank indebtedness and other financings	$—	$—	$—	$—	$—	$—
Notes payable	—	—	—	—	—	—
Accounts payable and other liabilities (b)	—	6,497	—	—	13,779	—

	$—	$6,497	$—	$—	$13,779	$—

(a)	The fair value measurement for the equity swap contracts are determined using the intrinsic valuation technique. Inputs used in the calculation are the notional amount ($16.20), share price ($24.19) and the number of underlying shares (1,585,889).

Brookfield Residential Properties Inc.	77

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

(b)	The fair value measurements for the interest rate swap contracts are determined based on notional amounts, terms to maturity, and the LIBOR rates. The LIBOR rates vary depending on the term to maturity and the conditions set out in the underlying swap agreements.

The following is a reconciliation of Level 3 (equity swaps) fair value measurements:

	Years Ended December 31
	2013	2012
Balance, beginning of year	$9,014	$1,088
Total gains / (losses) for the year:
Included in earnings (or changes in net assets)	3,662	7,926

Balance, end of year	$12,676	$9,014

Note 20. Managing Risks

The Company is exposed to the following risks as a result of holding financial instruments: (a) market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair values of financial instruments); (b) credit risk; and (c) liquidity risk. The following is a description of these risks and how they are managed:

(a) Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the Company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate derivatives to minimize residual exposures.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate and equity swap contracts.

Interest Rate Risk

The Company is exposed to financial risk that arises from fluctuations in interest rates. The interest-bearing assets and liabilities of the Company are mainly at floating rates and, accordingly, their fair values approximate their carrying value. The Company would be negatively impacted on balance, if interest rates were to increase. From time to time, the Company enters into interest rate swap contracts. As at December 31, 2013, the Company had two interest rate swap contracts outstanding totalling $50.0 million at an average rate of 5.08% per annum. The two contracts expire in 2016. At December 31, 2013, the fair market value of the contracts was a liability of $6.5 million (December 31, 2012 – liability of $13.8 million) and was included in accounts payable and other liabilities. Income of $0.1 million was recognized during the year ended December 31, 2013 (2012 – expense of $2.6 million) and was included in other income. All interest rate swaps are recorded at fair market value and fluctuations in fair market value are presented in the consolidated statements of operations as hedge accounting has not been applied.

The fair value of debt with fixed interest rates is determined by discounting contractual principal and interest payments at estimated current market interest rates determined with reference to current benchmark rates for a similar term and current credit spreads for debt with similar terms and risk. As at December 31, 2013, the fair value of debt exceeded its book value of all outstanding debt by $2.0 million (December 31, 2012 – fair value of debt exceeded book value by $12.1 million). The lands to which these borrowings relate generally secure these principal amounts.

78	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

As at December 31, 2013, the Company does not hold any hedging instruments in currencies other than U.S. dollars.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the Company that are exposed to equity price risk include equity derivatives. A 5% decrease in the market price of equity derivatives held by the Company would have decreased net income by $1.9 million (December 31, 2012 – $0.7 million). The Company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the Company’s underlying Common Share price. To hedge against future deferred share unit payments, in May 2013 and in September 2011, the Company entered into two separate total return swap transactions at a weighted average cost of $16.20 per share on 1,585,889 shares. Both swaps mature in September 2016. At December 31, 2013, the fair market value of the total return swaps was an asset of $12.7 million and was included in accounts receivable and other assets (December 31, 2012 – asset of $9.0 million). Income of $3.7 million was recognized related to the total return swaps during the year ended December 31, 2013, (2012 – income of $7.9 million), and was included in selling, general and administrative expense. Also included in selling, general and administrative expense for the year ended December 31, 2013 was expense of $17.7 million (2012 – expense of $16.4 million), relating to the Company’s share-based compensation plans. The total return swap is recorded at fair market value and is recorded through the consolidated statements of operations because hedge accounting has not been applied. See Note 19 for additional disclosure.

(b) Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The Company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts and receivables.

The Company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the Company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America that have embedded credit risk mitigation features. The Company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of receivables is equal to the carrying value.

(c) Liquidity Risk

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the Company is able to react to contingencies and investment opportunities quickly, the Company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The Company also seeks to include in its agreements terms that protect the Company from liquidity issues of counterparties that might otherwise impact the Company’s liquidity.

Brookfield Residential Properties Inc.	79

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

A summary of the Company’s contractual obligations and purchase agreements as at December 31, 2013 is as follows:

	Payment Due by Period
	Total	Less than 1 Years	1 – 3 Years	3 – 5 Years	More than 5 Years
Notes payable(1)	$1,100,000	$—	$—	$—	$1,100,000
Interest on notes payable	548,625	69,625	139,250	139,250	200,500
Project-specific financings(2)(3)	26,065	—	26,065	—	—
Secured VTB mortgages(2)(3)	116,580	50,933	44,002	18,105	3,540
Bank indebtedness(2)(3)	206,208	46,337	159,871	—	—
Accounts payable and other liabilities(4)	418,410	418,410	—	—	—
Operating lease obligations(5)	30,464	6,062	9,840	8,260	6,302
Purchase agreements(6)	22,144	16,349	5,795	—	—

(1)	Amounts are included on the consolidated balance sheets. See Note 9 for additional information regarding notes payable.
(2)	Amounts are included on the consolidated balance sheets. See Note 10 for additional information regarding bank indebtedness and other financings and related matters.
(3)	Amounts do not include interest due to the floating nature of our debt. See Note 10 for additional information regarding floating rate debt.
(4)	Amounts are included on the consolidated balance sheets. See Note 11 for additional information regarding accounts payable and other liabilities.
(5)	Amounts relate to non-cancellable operating leases involving office space, design centres and model homes.
(6)	See Note 17 for additional information regarding purchase agreements.

80	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

Note 21. Segmented Information

As determined under ASC Topic 280 Segment Reporting, the Company has the following segments: Canada, California and Central and Eastern U.S.

The Company is a land developer and residential homebuilder. The Company is organized and manages its business based on the geographical areas in which it operates. Each of the Company’s segments specializes in lot entitlement and development and the construction of single family and multi-family homes. The Company evaluates performance and allocates capital based primarily on return on assets together with a number of other risk factors. Earnings performance is measured using income before income taxes. The accounting policies of the segments are the same as those referred to in Note 1, “Significant Accounting Policies.”

Corporate and other is a non-operating segment that develops and implements strategic initiatives and supports the operating divisions by centralizing key administrative functions, such as accounting, finance and treasury, information technology, compliance, risk management, litigation, marketing and human resources. Corporate also provides the necessary administrative functions to support being a publicly traded company.

The following tables summarize select information on the Company’s consolidated statements of operations by reportable segments:

	Year Ended December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$770,657	$402,652	$182,836	$—	$1,356,145
Direct cost of sales	(514,696)	(309,033)	(157,481)	—	(981,210)

	255,961	93,619	25,355	—	374,935
Equity in earnings	(571)	9,277	114	—	8,820
Expenses	(67,468)	(27,750)	(28,110)	(88,589)	(211,917)

Income/(loss) before income taxes	$187,922	$75,146	$(2,641)	$(88,589)	$171,838

	Year Ended December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Revenues	$746,360	$454,292	$139,718	$—	$1,340,370
Direct cost of sales	(491,843)	(430,258)	(125,552)	—	(1,047,653)

	254,517	24,034	14,166	—	292,717
Equity in earnings	(353)	11,237	(1,002)	—	9,882
Expenses	(48,346)	(33,571)	(22,749)	(69,303)	(173,969)

Income/(loss) before income taxes	$205,818	$1,700	$(9,585)	$(69,303)	$128,630

Brookfield Residential Properties Inc.	81

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

The following tables summarize select information on the Company’s consolidated balance sheets by reportable segments:

	As at December 31, 2013
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$699,811	$385,860	$439,648	$—	$1,525,319
Land under development	222,139	279,179	121,350	—	622,668
Housing inventory	82,561	78,593	52,195	—	213,349
Model homes	14,266	18,079	5,561	—	37,906

Total land and housing inventory	1,018,777	761,711	618,754	—	2,399,242
Investments in unconsolidated entities	45,242	92,380	68,576	—	206,198
Commercial assets held for sale	32,582	15,151	—	—	47,733
Other assets (1)	193,649	40,652	93,137	363,150	690,588

Total assets	$1,290,250	$909,894	$780,467	$363,150	$3,343,761

	As at December 31, 2012
	Canada	California	Central and Eastern U.S.	Corporate and Other	Total
Land held for development	$636,187	$360,042	$432,464	$—	$1,428,693
Land under development	221,057	312,754	96,338	—	630,149
Housing inventory	79,424	48,035	32,851	—	160,310
Model homes	15,352	13,014	2,738	—	31,104

Total land and housing inventory	952,020	733,845	564,391	—	2,250,256
Investments in unconsolidated entities	30,587	84,274	40,491	—	155,352
Other assets (1)	197,725	56,842	95,257	70,757	420,581

Total assets	$1,180,332	$874,961	$700,139	$70,757	$2,826,189

(1)	Other assets presented in above tables within the operating segments note includes receivables and others assets, commercial properties, cash, restricted cash and deferred income tax assets.

Note 22. Related Party Transactions

Related parties include the directors, executive officers, director nominees or greater than 5% shareholders, and their respective immediate family members. There are agreements among the Company’s affiliates to which the Company is a party or subject to, including a name license and an unsecured revolving credit facility. The Company’s significant related party transactions as of and for the year ended December 31, 2013 were as follows:

•	Interest of $34.7 million was incurred in 2012 relating to a note payable due to Brookfield Office Properties, an affiliate of the Company. The note was paid in full in December of 2012 and there was no balance outstanding at December 31, 2013 or 2012.

•	Interest of $11.7 million was incurred in 2012 relating to an unsecured revolving operating facility with a subsidiary of Brookfield Asset Management Inc. There was no outstanding balance on the facility at December 31, 2013 or 2012.

•	During the year ended December 31, 2013, the Company paid $17.7 million (2012 – $39.8 million) to Brookfield Asset Management Inc. for Canadian tax credits. The transactions were recorded at the exchange amount.

82	2013 Annual Report

BROOKFIELD RESIDENTIAL PROPERTIES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all dollar amounts are in thousands of U.S. dollars)

•	During the year ended December 31, 2013, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $33.3 million non-interest bearing promissory note. These transactions were recorded at the exchange amount.

•	During 2012, the Company purchased the tax attributes of a subsidiary of Brookfield Asset Management Inc. in consideration for a $25.6 million non-interest bearing promissory note. During the year ended December 31, 2013, the note was repaid in full. These transactions were recorded at the exchange amount.

•	During the year ended December 31, 2013, the Company acquired finished lots from a subsidiary of Brookfield Asset Management Inc. in California. The transaction was deemed to be in the normal course of business on market terms, including a profit share agreement, and was measured at the exchange value of $28.8 million as a purchase of assets.

Note 23. Subsequent Events

On January 24, 2014, the Company received the waiver of conditions from the purchaser for Phase I retail of its mixed-use Seton project in Calgary. The expected revenue from the transaction is C$73.0 million and is expected to close on or around February 24, 2014.

Brookfield Residential Properties Inc.	83

CORPORATE INFORMATION

Brookfield Residential Properties Inc. (NYSE/TSX: BRP) is a North American land developer and homebuilder, active primarily in eleven markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Public filings under applicable Canadian securities law are available from SEDAR and under applicable U.S. federal securities laws from EDGAR.	HEAD OFFICE 4906 Richard Road S.W. Calgary, Alberta, T3E 6L1 T 403.231.8900 F 403.231.8960 brookfieldrp.com

EXECUTIVES

Alan Norris

President & Chief Executive Officer

Craig Laurie

Executive Vice President & Chief Financial Officer

Trent Edwards

Chief Operating Officer, Alberta

Adrian Foley

Chief Operating Officer, California

Michael Dutczak

Executive Vice President, Special Situations

Shane Pearson

Executive Vice President & Corporate Counsel

Peter Nesbitt

Chief Operating Officer, Eastern Region & Colorado

Don Merlo

Chief Operating Officer, Arizona & Texas

BOARD OF DIRECTORS

Robert L. Stelzl, Chair Bruce T. Lehman Patricia M. Newson Alan Norris	Allan S. Olson Timothy R. Price David M. Sherman Michael D. Young

SHAREHOLDER INQUIRIES

Brookfield Residential welcomes inquiries from shareholders, analysts, media representatives and other interested parties. We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls to discuss financial results. We strive to disseminate material information about our activities to the media in a timely, factual and accurate manner. To learn more about our corporate governance practices, directors, committee charters, corporate governance guidelines, and policies on disclosure, business conduct and ethics, please visit our website.

Investor and Media Inquiries:

Nicole French, Investor Relations | 403.231.8952 or nicole.french@brookfieldrp.com

Financial Results Inquiries:

Craig Laurie, Chief Financial Officer | 212.417.7040 or craig.laurie@brookfieldrp.com

Thomas Lui, Corporate Controller | 403.231.8938 or thomas.lui@brookfieldrp.com

Shareholder questions relating to dividends, address changes and share certificates should be directed to:

CST TRUST COMPANY

P.O. Box 700, Station B

Montreal, Quebec, H3B 3K3

T 800.387.0825; 416.682.3860

F 888.249.6189 inquiries@canstockta.com canstockta.com

By courier: 320 Bay Street

B1 Level, Toronto, Ontario, M5H 4A6

printed in Canada

Brookfield Residential Properties Inc.

NYSE/TSX: BRP

brookfieldrp.com